SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

Braskem S.A.

Condensed Quarterly Information (ITR)
at June 30, 2021
and Independent Auditors' Review Report

(Free Translation into English from the Original Previously Issued in Portuguese.)

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor's report on review of interim financial information

Grant Thornton Auditores Independentes

Av. Eng. Luís Carlos Berrini, 105 - 12º andar, Itaim Bibi, São Paulo (SP) Brasil

T +55 11 3886-5100

To the Board of directors and shareholders of
Braskem S.A.
Camaçari – Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended June 30, 2021, comprising the balance sheet as of June 30, 2021 and the respective statements of income and of comprehensive income for the periods of three and six months then ended and of changes in shareholders' equity and of cash flows for the period of six months then ended, including the footnotes.

Management is responsible for the preparation of the individual interim financial information in accordance with the NBC TG 21 – Interim Financial Reporting and of the consolidated interim financial information in accordance with the NBC TG 21 and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Exchange Securities Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphases of matter

Investigation in progress - Braskem Idesa

We draw attention to Note No.9(d) to the individual and consolidated interim financial information, which states that the Company engaged an independent US law firm, in order to conduct an internal investigation, due to allegations of undue payments related to the Project "Ethylene XXI". The information was originally delivered by Mexico news media and included in the testimony of Pemex´s former CEO to the General Attorney of Mexico. The investigation is under way and, to date, the Company is not able to estimate when it will be completed. Our review conclusion is not modified with respect to this matter.

Class action

We draw attention to Note No.22.3 to the individual and consolidated interim financial information, which describes that a class action lawsuit has been filed in the United States District Court for the District of New Jersey against the Company and some of its current and former executive officers under the U.S. Securities Exchange Act of 1934 and its rules. The proceeding is at its initial stage and, on January 15, 2021, the court appointed two plaintiffs to act as the lead plaintiffs in said class action lawsuit and, on April 28, 2021, they filed a consolidated petition with their initial reasons. The Company have engaged legal advisors for its defense in that country and presented motion to dismiss on June 28, 2021. Our review conclusion is not modified with respect to this matter.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of six months ended June 30, 2021, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34.
These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, August 04, 2021

Octavio Zampirollo Neto
Assurance Partner

Grant Thornton Auditores Independentes

Braskem S.A.

Statement of interim financial position
Base date: 06/30/2021
All amounts in thousands of reais

Assets	Note	Consolidated Jun/2021	Consolidated Dec/2020	Parent company Jun/2021	Parent company Dec/2020
Current assets					
Cash and cash equivalents	3	9,765,013	13,862,852	5,396,742	8,377,511
Financial investments	4	3,805,397	3,627,227	3,647,811	3,540,280
Trade accounts receivable	5	8,007,340	4,731,979	3,994,722	2,717,369
Inventories	6	12,708,055	8,383,650	9,409,989	6,191,167
Taxes recoverable	8	1,085,961	1,192,665	1,074,531	1,148,263
Income tax and social contribution	20(a)	2,674,818	1,547,916	915,846	345,174
Dividends and interest on capital	7	165	165	4,374	4,463
Prepaid expenses		232,332	344,867	154,488	241,131
Derivatives	18.2.1	117,033	33,769	75,592	33,765
Other receivables		643,325	465,154	483,438	328,687
		39,039,439	**34,190,244**	**25,157,533**	**22,927,810**
Non-current assets					
Financial investments	4	15,941	15,564		
Trade accounts receivable	5	18,259	23,229	13,677	18,647
Inventories	6	40,719	18,036		1,256
Taxes recoverable	8	1,847,775	1,072,737	1,597,123	813,902
Income tax and social contribution		72,819	72,267	72,819	72,267
Deferred income tax and social contribution	20(b)	5,943,810	8,529,972	4,235,587	6,536,701
Judicial deposits	24	179,737	196,911	168,959	186,140
Derivatives	18.2.1	41,548	34,091	41,548	34,091
Other receivables		290,366	227,480	172,284	161,407
Investments	9	50,442	43,153	21,723,021	17,640,426
Property, plant and equipment	10	35,002,019	35,929,149	15,086,532	14,782,471
Intangible assets	11	2,805,743	2,828,691	2,508,559	2,516,881
Right of use of assets	12	2,585,461	2,902,395	1,315,169	1,540,206
		48,894,639	**51,893,675**	**46,935,278**	**44,304,395**
Total assets		**87,934,078**	**86,083,919**	**72,092,811**	**67,232,205**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of interim financial position
Base date: 06/30/2021
All amounts in thousands of reais

Continued

Liabilities and shareholders' equity	Note	Consolidated Jun/2021	Consolidated Dec/2020	Parent company Jun/2021	Parent company Dec/2020
Current liabilities					
Trade payables	13	10,678,880	9,946,315	11,347,942	10,361,070
Borrowings	14	2,454,825	1,318,931	115,953	173,729
Braskem Idesa borrowings	15	6,825,830	7,660,128		
Debenture	16	56,367	54,436		
Derivatives	18.2.1	408,213	592,251	165,393	470,364
Payroll and related charges		648,396	814,566	475,474	567,789
Taxes payable	19	1,037,109	952,689	894,889	848,931
Income tax and social contribution		2,125,728	284,129	1,206,563	194,791
Dividends		3,694	5,456	921	2,633
Advances from customers		342,599	287,449	123,969	96,979
Leniency agreement	23	306,049	397,036	306,049	397,036
Sundry provisions	21	286,366	362,407	244,747	279,702
Accounts payable to related parties	7(b)			1,075,518	1,200,983
Other payables		528,854	466,341	150,967	187,363
Provision - geological event in Alagoas	24	4,470,076	4,349,931	4,470,076	4,349,931
Lease	12(b)	870,020	895,109	465,364	540,715
		31,043,006	**28,387,174**	**21,043,825**	**19,672,016**
Non-current liabilities					
Trade payables	13	17,703	7,233	17,703	7,233
Borrowings	14	31,438,976	40,413,192	2,639,146	4,220,039
Braskem Idesa borrowings	15	4,218,361	4,399,110		
Debenture	16	159,917	181,679		
Derivatives	18.2.1	294,003	558,913	238,395	454,078
Taxes payable	19		1,370		1,370
Accounts payable to related parties	7(b)			31,244,864	34,769,612
Loan to non-controlling shareholders of Braskem Idesa	7(a)	3,159,091	3,222,493		
Income tax and social contribution		576,174	576,174	576,174	576,174
Deferred income tax and social contribution	20(b)	1,208,784	1,234,398		
Post-employment benefits		468,464	472,074	223,914	217,089
Advances from customers		322,004	382,478		
Provision for losses on subsidiaries				622,341	571,952
Contingencies	22.1	1,174,387	1,151,087	1,160,827	1,137,567
Leniency agreement	23	784,545	1,077,314	784,545	1,077,314
Sundry provisions	21	532,404	511,801	492,649	476,316
Provision - geological event in Alagoas	24	3,198,684	4,825,846	3,198,684	4,825,846
Other payables		186,384	235,324	134,715	186,240
Lease	12(b)	1,984,244	2,312,777	1,055,028	1,241,665
		49,724,125	**61,563,263**	**42,388,985**	**49,762,495**
Shareholders' equity	26				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		3,473		3,473	
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Other comprehensive income		(4,263,450)	(5,177,889)	(4,263,450)	(5,177,889)
Treasury shares		(38,197)	(49,704)	(38,197)	(49,704)
Retained earnings (accumulated losses)		5,403,341	(4,529,547)	5,403,341	(4,529,547)
Total attributable to the Company's shareholders		8,660,001	(2,202,306)	8,660,001	(2,202,306)
Non-controlling interest in subsidiaries		(1,493,054)	(1,664,212)		
		7,166,947	**(3,866,518)**	**8,660,001**	**(2,202,306)**
Total liabilities and shareholders' equity		**87,934,078**	**86,083,919**	**72,092,811**	**67,232,205**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss
Base date: 06/30/2021
All amounts in thousands of reais, except earnings (loss) per share

	Note	2Q2021	Jun/2021	2Q2020	Consolidated Jun/2020
Net revenue	28	**26,421,465**	**49,113,633**	**11,188,368**	**23,813,013**
Cost of products sold	31	(16,608,900)	(32,063,098)	(9,655,533)	(21,106,830)
Gross profit		**9,812,565**	**17,050,535**	**1,532,835**	**2,706,183**
Income (expenses)					
Selling and distribution	31	(460,035)	(932,144)	(447,645)	(887,497)
Loss for impairment of trade accounts receivable and others from clients	31	3,625	5,187	(7,556)	(11,176)
General and administrative	31	(588,925)	(1,108,155)	(423,804)	(888,307)
Research and development	31	(62,044)	(124,217)	(54,022)	(109,508)
Results from equity investments	9(c)	622	2,992	(14,429)	(22,207)
Other income	29	655,628	1,434,535	180,461	331,819
Other expenses	29	(298,343)	(525,760)	(1,761,450)	(1,737,995)
Profit (loss) before net financial expenses and taxes		**9,063,093**	**15,802,973**	**(995,610)**	**(618,688)**
Financial results	30				
Financial expenses		(1,366,420)	(3,057,559)	(1,273,113)	(2,498,955)
Financial income		488,727	1,407,330	140,630	336,124
Exchange rate variations, net		1,835,112	(855,700)	(1,291,384)	(6,514,914)
		957,419	**(2,505,929)**	**(2,423,867)**	**(8,677,745)**
Profit (loss) before income tax and social contribution		**10,020,512**	**13,297,044**	**(3,419,477)**	**(9,296,433)**
Current and deferred income tax and social contribution	20(a)	(2,458,551)	(3,321,332)	922,997	2,741,002
Net profit (loss) for the period		**7,561,961**	**9,975,712**	**(2,496,480)**	**(6,555,431)**
Attributable to:					
Company's shareholders		7,423,582	9,917,793	(2,475,963)	(6,124,978)
Non-controlling interest in subsidiaries		138,379	57,919	(20,517)	(430,453)
Net profit (loss) for the period		**7,561,961**	**9,975,712**	**(2,496,480)**	**(6,555,431)**
Earnings (loss) per share - basic and diluted - R$	27				
Common			12.4648		(7.6948)
Preferred shares class "A"			12.4652		(7.6948)
Preferred shares class "B"			0.6057		(7.6948)

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of profit or loss
Base date: 06/30/2021
All amounts in thousands of reais, except earnings (loss) per share

	Note	2Q2021	Jun/2021	2Q2020	Parent company Jun/2020
Net revenue	28	**16,359,062**	**31,149,565**	**7,270,364**	**16,186,398**
Cost of products sold	31	(11,031,940)	(21,567,723)	(6,700,180)	(15,174,844)
Gross profit		**5,327,122**	**9,581,842**	**570,184**	**1,011,554**
Income (expenses)					
Selling and distribution	31	(240,943)	(467,687)	(229,278)	(475,434)
Loss for impairment of trade accounts receivable and others from clients	31	3,705	1,157	(10,716)	(11,620)
General and administrative	31	(400,678)	(718,111)	(262,041)	(579,479)
Research and development	31	(36,302)	(67,474)	(30,067)	(61,085)
Results from equity investments	9(c)	3,103,716	4,853,139	467,136	(300,193)
Other income	29	725,501	1,472,832	36,308	142,121
Other expenses	29	(369,071)	(519,630)	(1,755,268)	(1,724,961)
Profit (loss) before net financial expenses and taxes		**8,113,050**	**14,136,068**	**(1,213,742)**	**(1,999,097)**
Financial results	30				
Financial expenses		(887,013)	(2,255,054)	(1,209,749)	(2,342,888)
Financial income		422,258	1,174,380	113,687	206,173
Exchange rate variations, net		1,508,662	(713,171)	(1,397,969)	(4,457,069)
		1,043,907	**(1,793,845)**	**(2,494,031)**	**(6,593,784)**
Profit (loss) before income tax and social contribution		**9,156,957**	**12,342,223**	**(3,707,773)**	**(8,592,881)**
Current and deferred income tax and social contribution	20(a)	(1,733,375)	(2,424,430)	1,231,810	2,467,903
Net profit (loss) for the period		**7,423,582**	**9,917,793**	**(2,475,963)**	**(6,124,978)**
Earnings (loss) per share - basic and diluted - R$	27				
Common			12.4648		(7.6948)
Preferred shares class "A"			12.4652		(7.6948)
Preferred shares class "B"			0.6057		(7.6948)

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income
Base date: 06/30/2021
All amounts in thousands of reais

	Note	2Q2021	Jun/2021	2Q2020	Consolidated Jun/2020
Net profit (loss) for the period		**7,561,961**	**9,975,712**	**(2,496,480)**	**(6,555,431)**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		746,441	506,112	(201,365)	(1,402,772)
Income tax and social contribution - cash flow hedge		(252,441)	(168,825)	69,146	470,723
Fair value of cash flow hedge from jointly-controlled, net of taxes		(2,786)	(2,405)	(640)	1,861
		491,214	334,882	(132,859)	(930,188)
Exchange variation of foreign sales hedge	18.3(a.i)	3,752,583	1,114,746	(1,512,907)	(8,346,591)
Sales Hedge - transfer to profit or loss	18.3(a.i)	645,837	1,151,782	578,657	978,704
Income tax and social contribution on exchange variation		(1,495,462)	(770,619)	317,643	2,505,082
Exchange variation of foreign sales hedge - Braskem Idesa	18.3(a.ii)	467,349	24,034	349,351	(2,262,477)
Sales Hedge - transfer to profit or loss - Braskem Idesa	18.3(a.ii)	125,812	243,797	139,205	214,367
Income tax on exchange variation - Braskem Idesa		(177,948)	(80,349)	(146,567)	614,433
		3,318,171	1,683,391	(274,618)	(6,296,482)
Foreign subsidiaries currency translation adjustment		(2,746,088)	(1,003,588)	426,133	4,492,757
Total		**1,063,297**	**1,014,685**	**18,656**	**(2,733,913)**
Items that will not be reclassified to profit or loss					
Defined benefit plan actuarial loss, net of taxes			1,067		
Long term incentive plan, net of taxes		230	7,228	4,955	3,504
Total		230	8,295	4,955	3,504
Total comprehensive income for the period		**8,625,488**	**10,998,692**	**(2,472,869)**	**(9,285,840)**
Attributable to:					
Company's shareholders		8,198,270	10,827,534	(2,381,813)	(8,268,559)
Non-controlling interest in subsidiaries		427,218	171,158	(91,056)	(1,017,281)
Total comprehensive income for the period		**8,625,488**	**10,998,692**	**(2,472,869)**	**(9,285,840)**

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income
Base date: 06/30/2021
All amounts in thousands of reais

	Note	2Q2021	Jun/2021	2Q2020	Parent company Jun/2020
Net profit (loss) for the period		**7,423,582**	**9,917,793**	**(2,475,963)**	**(6,124,978)**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		712,712	424,794	(218,411)	(1,247,277)
Income tax and social contribution - cash flow hedge		(242,322)	(144,430)	74,259	424,074
Fair value of cash flow hedge - Braskem Idesa		25,296	60,988	12,785	(116,620)
Income tax and social contribution cash flow hedge - Braskem Idesa		(7,589)	(18,296)	(3,835)	34,986
Fair value of cash flow hedge from jointly-controlled, net of taxes		(2,786)	(2,405)	(640)	1,861
		485,311	320,651	(135,842)	(902,976)
Exchange variation of foreign sales hedge	18.3(a.i)	3,752,583	1,114,746	(1,512,908)	(8,346,600)
Sales Hedge - transfer to profit or loss	18.3(a.i)	645,837	1,151,782	578,657	978,704
Income tax and social contribution on exchange variation		(1,495,462)	(770,619)	317,646	2,505,085
Exchange variation of foreign sales hedge - Braskem Idesa	18.3(a.ii)	262,024	18,027	262,013	(1,696,849)
Sales Hedge - transfer to profit or loss - Braskem Idesa	18.3(a.ii)	182,847	182,847	104,403	160,775
Income tax on exchange variation - Braskem Idesa		(133,461)	(60,262)	(109,926)	460,822
		3,214,368	1,636,521	(360,115)	(5,938,063)
Foreign subsidiaries currency translation adjustment		(2,925,363)	(1,055,858)	585,163	4,693,522
Total		**774,316**	**901,314**	**89,206**	**(2,147,517)**
Items that will not be reclassified to profit or loss					
Defined benefit plan actuarial loss, net of taxes			1,067		
Long term incentive plan, net of taxes		372	7,360	4,944	3,936
Total		372	8,427	4,944	3,936
Total comprehensive income for the period		**8,198,270**	**10,827,534**	**(2,381,813)**	**(8,268,559)**

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity
Base date: 06/30/2021
All amounts in thousands of reais

								Attributed to shareholders' interest			Parent company	Parent company and Consolidated	
													Consolidated
				Revenue reserves									
	Note	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional paid in capital	Other comprehensive income	Treasury shares	Retained earnings / (accumulated losses)	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
At January 1, 2020		8,043,222	232,472	577,476	153,478	1,174,301	(488,388)	(4,757,539)	(49,724)		4,885,298	(940,592)	3,944,706
Comprehensive income for the period:													
Loss for the period										(6,124,978)	(6,124,978)	(430,453)	(6,555,431)
Exchange variation of foreign sales hedge, net of taxes								(5,938,063)			(5,938,063)	(358,419)	(6,296,482)
Fair value of cash flow hedge, net of taxes								(902,976)			(902,976)	(27,212)	(930,188)
Long term incentive plan								3,936			3,936	(432)	3,504
Foreign subsidiaries currency translation adjustment								4,693,522			4,693,522	(200,765)	4,492,757
								(2,143,581)		(6,124,978)	(8,268,559)	(1,017,281)	(9,285,840)
Equity valuation adjustments:													
Realization of additional property, plant and equipment price-level restatement, net of taxe								(13,220)		13,220			
Realization of deemed cost of jointly-controlled investment, net of taxes								(380)		380			
Fair value adjustments of trade accounts receivable, net of taxes								89			89		89
Exchange variation in hyperinflationary economy, net of taxes								2,942			2,942		2,942
								(10,569)		13,600	3,031		3,031
At June 30, 2020		8,043,222	232,472	577,476	153,478	1,174,301	(488,388)	(6,911,689)	(49,724)	(6,111,378)	(3,380,230)	(1,957,873)	(5,338,103)
At January 1, 2021		8,043,222					(488,388)	(5,177,889)	(49,704)	(4,529,547)	(2,202,306)	(1,664,212)	(3,866,518)
Comprehensive income for the period:													
Net profit for the period										9,917,793	9,917,793	57,919	9,975,712
Exchange variation of foreign sales hedge, net of taxes								1,636,521			1,636,521	46,870	1,683,391
Fair value of cash flow hedge, net of taxes								320,651			320,651	14,231	334,882
Long term incentive plan								7,360			7,360	(132)	7,228
Foreign currency translation adjustment								(1,055,858)			(1,055,858)	52,270	(1,003,588)
								908,674		9,917,793	10,826,467	171,158	10,997,625
Equity valuation adjustments:													
Realization of additional property, plant and equipment price-level restatement, net of taxe								(13,082)		13,082			
Realization of deemed cost of jointly-controlled investment, net of taxes								(360)		360			
Actuarial loss with post-employment benefits, net of taxes								1,067			1,067		1,067
Fair value adjustments of trade accounts receivable, net of taxes								(98)			(98)		(98)
Exchange variation in hyperinflationary economy, net of taxes								18,238			18,238		18,238
								5,765		13,442	19,207		19,207
Contributions to shareholders:													
Incentive long term plan payments with treasury shares	25		3,473						11,507		14,980		14,980
Prescribed dividend										1,653	1,653		1,653
			3,473						11,507	1,653	16,633		16,633
At June 30, 2021		8,043,222	3,473				(488,388)	(4,263,450)	(38,197)	5,403,341	8,660,001	(1,493,054)	7,166,947

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows
Base date: 06/30/2021
All amounts in thousands of reais

	Note	Consolidated Jun/2021	Consolidated Jun/2020	Parent company Jun/2021	Parent company Jun/2020
Profit (loss) before income tax and social contribution		13,297,044	(9,296,433)	12,342,223	(8,592,881)
Adjustments for reconciliation of profit					
Depreciation and amortization		1,854,126	1,942,852	1,062,299	1,181,500
Results from equity investments	9(c)	(2,992)	22,207	(4,853,139)	300,193
Interest foreign exchange gain/losses		948,876	10,143,354	1,235,568	6,207,699
Reversal of provisions		34,495	92,743	33,704	92,074
Reversal of the provision - geological event in Alagoas	24	(211,625)	1,581,168	(211,625)	1,581,168
PIS and COFINS credits - exclusion of ICMS from the calculation basis	29	(1,031,099)	(9,732)	(1,031,099)	(9,732)
Loss for impairment of trade accounts receivable and others from clients		(5,187)	7,240	(1,157)	1,808
Provision for losses and write-offs of long-lived assets		(41,935)	(9,791)	(45,344)	(11,833)
		14,841,703	**4,473,608**	**8,531,430**	**749,996**
Changes in operating working capital					
Judicial deposits - other financial assets	24		3,746,107		3,746,107
Financial investments		(134,643)	(1,278,515)	(64,915)	(1,263,636)
Trade accounts receivable		(3,547,167)	(339,615)	(1,298,873)	(604,511)
Inventories		(4,368,551)	899,968	(3,113,967)	754,454
Taxes recoverable		1,376,060	853,013	1,635,639	584,189
Prepaid expenses		51,135	(8,358)	86,643	(187,838)
Other receivables		(238,380)	(194,146)	(160,490)	38,097
Trade payables		1,257,947	(4,905,638)	1,092,908	(2,903,103)
Taxes payable		451,494	(308,968)	30,734	243,789
Advances from customers		29,805	271,965	26,990	(145,278)
Leniency agreement	23	(389,087)	(349,842)	(389,087)	(349,842)
Sundry provisions		(161,500)	(100,294)	(126,017)	(81,864)
Other payables		(1,412,943)	(94,271)	(1,453,823)	(365,701)
Cash generated from operations		**7,755,873**	**2,665,014**	**4,797,172**	**214,859**
Interest paid		(1,589,653)	(1,088,227)	(249,523)	(193,239)
Income tax and social contribution paid		(1,350,106)	(94,564)	(832,024)	(30,684)
Net cash generated from operating activities		**4,816,114**	**1,482,223**	**3,715,625**	**(9,064)**
Proceeds from the sale of fixed and intangible assets		39,675	13,438	39,675	2,975
Acquisitions to property, plant and equipment and intangible assets		(1,223,686)	(1,474,915)	(1,044,941)	(728,370)
Net cash used in investing activities		**(1,184,011)**	**(1,458,403)**	**(1,030,266)**	**(717,712)**
Short-term and Long-term debt					
Acquired		11,142	9,110,877		3,322,299
Payments		(6,670,063)	(1,458,084)	(1,485,358)	(1,324,015)
Braskem Idesa borrowings					
Payments		(503,500)	(411,852)		
Related parties					
Acquired				19,463	1,931,309
Payments				(3,984,646)	(1,241,820)
Lease	12	(395,664)	(320,044)	(215,528)	(204,866)
Dividends paid		(109)	(2,375)	(59)	(53)
Other financial liabilities			(267,228)		(267,228)
Net cash (used) generated in financing activities		**(7,558,194)**	**6,651,294**	**(5,666,128)**	**2,215,626**
Exchange variation on cash of foreign subsidiaries		(171,748)	1,506,093		
(Decrease) increase in cash and cash equivalents		**(4,097,839)**	**8,181,207**	**(2,980,769)**	**1,488,850**
Represented by					
Cash and cash equivalents at the beginning of the period		13,862,852	6,803,880	8,377,511	2,389,438
Cash and cash equivalents at the end of the period		9,765,013	14,985,087	5,396,742	3,878,288
(Decrease) increase in cash and cash equivalents		**(4,097,839)**	**8,181,207**	**(2,980,769)**	**1,488,850**

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of added value
Base date: 06/30/2021
All amounts in thousands of reais

	Consolidated		Parent company	
	Jun/2021	Jun/2020	Jun/2021	Jun/2020
Revenue	**57,931,094**	**26,732,845**	**39,969,500**	**18,894,332**
Sale of goods, products and services	56,954,415	28,141,398	38,954,091	20,489,997
Other income, net	971,492	(1,397,377)	1,014,252	(1,584,045)
Loss for doubtful accounts	5,187	(11,176)	1,157	(11,620)
Inputs acquired from third parties	**(34,960,253)**	**(22,508,680)**	**(24,901,771)**	**(16,986,139)**
Cost of products, goods and services sold	(33,871,778)	(21,585,691)	(24,213,059)	(16,427,094)
Material, energy, outsourced services and others	(1,121,274)	(939,233)	(723,600)	(585,778)
Gain (impairment) of assets	32,799	16,244	34,888	26,733
Gross value added	**22,970,841**	**4,224,165**	**15,067,729**	**1,908,193**
Depreciation, amortization and depletion	(1,854,126)	(1,942,852)	(1,062,299)	(1,181,500)
Net value added produced by the Company	**21,116,715**	**2,281,313**	**14,005,430**	**726,693**
Value added received in transfer	**1,823,388**	**1,036,125**	**6,113,735**	**336,823**
Results from equity investments	2,992	(22,207)	4,853,139	(300,193)
Financial income	1,819,883	1,057,805	1,260,505	636,974
Other	513	527	91	42
Total value added to distribute	**22,940,103**	**3,317,438**	**20,119,165**	**1,063,516**
Personnel	**1,066,370**	**874,999**	**601,090**	**502,661**
Direct compensation	849,471	691,115	453,871	379,169
Benefits	181,431	143,183	112,629	83,380
FGTS (Government Severance Pay Fund)	35,468	40,701	34,590	40,112
Taxes, fees and contribuitions	**7,369,134**	**(922,171)**	**6,413,714**	**(676,251)**
Federal	4,637,724	(2,234,313)	3,728,533	(1,971,948)
State	2,670,404	1,281,782	2,670,404	1,281,782
Municipal	61,006	30,360	14,777	13,915
Remuneration on third parties' capital	**4,528,887**	**9,920,041**	**3,186,568**	**7,362,084**
Financial expenses	4,315,474	9,730,705	3,044,206	7,226,958
Rentals	213,413	189,336	142,362	135,126
Remuneration on own capital	**9,975,712**	**(6,555,431)**	**9,917,793**	**(6,124,978)**
Profit (loss) for the period	9,917,793	(6,124,978)	9,917,793	(6,124,978)
Non-controlling interest in subsidiaries	57,919	(430,453)		
Value added distributed	**22,940,103**	**3,317,438**	**20,119,165**	**1,063,516**

The notes are an integral part of the financial statements.

All amounts in thousands, except as otherwise stated

1 Operations

Braskem S.A. ("Parent Company" or Braskem) is a public corporation headquartered in Camaçari/BA, which, jointly with its subsidiaries ("Company"), is controlled by Novonor S.A. ("Novonor"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, and on the New York Stock Exchange ("NYSE") under the ticker BAK.

Braskem is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as equity method investees or associates.

The Company has industrial plants in Brazil, the United States, Germany and Mexico. The units produce thermoplastic resins, such as polyethylene ("PE"), polypropylene ("PP"), polyvinyl chloride ("PVC") and other basic petrochemicals.

2 Accounting policies

Accounting practices from the prior year were applied consistently in the preparation of this quarterly information.

2.1 Basis of preparation of the quarterly information

In preparing this quarterly information, Management has made judgements and estimates that affect the application of accounting policies.

The judgments and assumptions made by management in the use of estimates for preparing this quarterly information did not differ significantly from those described in the financial statements as of December 31, 2020, which were reported on March 10, 2021.

All relevant information pertaining exclusively to this quarterly information is presented herein and corresponds to the information used by the Management of the Company.

The issue of this quarterly financial information was authorized by the Executive Board on August 04, 2021.

2.1.1 Individual quarterly information

The Parent Company's quarterly information refers to the six months ended June 30, 2021, must be read jointly with the financial statements of the Company as of December 31, 2020, that have been prepared in accordance with CPC 21(R1) "*Demonstração Intermediária*" as issued by the Brazilian Accounting Pronouncements Committee (CPC) and in compliance with Federal Law 6.404/76, as amended, and according to rules and guidelines issued by the Securities and Exchange Commission of Brazil (CVM).

2.1.2 Consolidated quarterly information

The consolidated quarterly information refers to the six months ended June 30, 2021, must be read jointly with the financial statements of the Company as of December 31, 2020, that have been prepared in accordance with IAS 34 "Interim Financial Reporting," as issued by the International Accounting Standards Board (IASB).

All amounts in thousands, except as otherwise stated

(a) List of subsidiaries

The quarterly information comprises the Parent Company and the following entities:

		Headquarters	Total and voting interest - % Jun/2021	Dec/2020
Direct and Indirect subsidiaries				
BM Insurance Company Limited ("BM Insurance")		Bermuda	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00
Braskem America, Inc. ("Braskem America")		EUA	100.00	100.00
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	100.00	100.00
Braskem Energy Ltda ("Braskem Energy")	(i)	Brasil	100.00	
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited ("Braskem Finance")		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem India Private Limited ("Braskem India")		Índia	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")		Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc")		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	100.00	100.00
Cetrel S.A. ("Cetrel")		Brazil	63.70	63.70
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil	63.70	63.70
Lantana Trading Co. Inc. ("Lantana")		Bahamas	100.00	100.00
Specific Purpose Entity ("SPE")				
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	100.00	100.00

(i) Subsidiary established in April 2021 that is in the pre-operating phase. Its main activities include electricity trading and the rendering of management and representation services in the Energy Free Contracting Environment.

2.2 Functional and foreign currency

(a) Functional and presentation currency

The functional currency of the Parent Company is the Real (R$). The presentation currency is also Real (R$). All amounts have been rounded to the nearest thousand, unless otherwise indicated.

(b) Functional currency other than Real

The subsidiaries with a functional currency different from Real are listed below:

All amounts in thousands, except as otherwise stated

	Functional currency
Subsidiaries	
Braskem Alemanha	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc. and Braskem México Sofom	U.S.dollar
Braskem Idesa, Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso
Braskem India	Rupee

(c) Exchange variation effects

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	Jun/2021	Dec/2020	Variation	Jun/2021	Jun/2020	Variation
U.S. dollar - Brazilizan real	5.0022	5.1967	-3.74%	5.3862	4.9218	9.44%
Euro - Brazilizan real	5.9276	6.3779	-7.06%	6.4902	5.4211	19.72%
Mexican peso - Brazilizan real	0.2512	0.2610	-3.75%	0.2669	0.2272	17.47%
U.S. dollar - Mexican peso	19.9227	19.9240	-0.01%	20.1904	21.6795	-6.87%
U.S. dollar - Euro	0.8439	0.8166	3.34%	0.8297	0.9076	-8.58%

2.3 New standards and interpretation

2.3.1 New standards and pronouncements adopted in the current fiscal year

- Leases affected by Covid-19 (amendment to CPC 06/IFRS 16). This amendment did not have a significant impact on this quarterly information.

- Interest Rate Benchmark Reform: Phase 2 (amendments to CPC 48/IFRS 9, CPC 38/IAS 39, CPC 40/IFRS 7, CPC 11/IFRS 4 and CPC 06/IFRS 16)

The changes address issues that might affect financial reporting after the reform of an interbank offered rate (IBORs), including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide a practical expedient for certain requirements under CPC 48/IFRS 9, CPC 38/IAS 39, CPC 40/IFRS 7, CPC 11/IFRS 4 and CPC 06/IFRS 16 relating to:

- Changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; and

- Hedge accounting.

(i) Change in the basis for determining contractual cash flows
The changes require adjustments to the determination of cash flows from financial assets and financial liabilities affected by the interest rate benchmark reform.
On June 30, 2021, the Company has bank loans whose interest rates are based on LIBOR, as disclosed in Note 14, and consequently will be subject to IBOR reform. The Company expects that the benchmark interest rate of these loans will be changed to the Security Overnight Financing Rate (SOFR) by 2023.

(ii) Hedge accounting
The changes provide an exception from the requirements of hedge accounting in the following areas:
- Permit the change in the designation of a hedging relationship to reflect the changes required by the reform.

All amounts in thousands, except as otherwise stated

- When a hedged item in a cash flow hedge is amended to reflect the changes required by the reform, the amount accumulated in the cash flow hedge reserve is deemed to be based on the alternative benchmark interest rate applied to the hedged item.

At June 30, 2021, the Company had cash flow hedges based on LIBOR. The Company expects that indexation of the hedged item and hedging instruments to LIBOR will be replaced by SOFR by the end of 2021. With this replacement, the Company expects to apply the changes relating to hedge accounting. However, there are uncertainties as to how and when the change in benchmarks will occur. The Group does not expect the amounts accumulated in the cash flow hedge reserve to be reclassified immediately to the profit or loss due to the IBOR transition.

(iii) Disclosures
The amendments will require the Company to disclose additional information on the entity's exposure to risks arising from the interest rate benchmark reform and the related risk management activities.

(iv) Transition
The Company is monitoring and evaluating the application of changes during the second half of 2021 as the new rate begins to have practical effects.

2.3.2 New standards and pronouncements not yet in force

A series of new standards will come into effect for fiscal years starting after January 1, 2021. The Company did not adopt these standards in the preparation of this quarterly information. The following new or amended standards are not expected to have a significant impact on the consolidated and parent company financial statements:

- Onerous Contracts: costs of fulfilling a contract (amendments to CPC 25/IAS 37).
- Annual Improvements to IFRS Standards 2018-2020.
- Property, Plant and Equipment: proceeds before intended use (amendments to CPC 27/IAS 16).
- Reference to the Conceptual Framework (amendments to CPC 15/IFRS 3).
- Classification of Liabilities as Current or Non-Current (amendments to CPC 26/IAS 1).
- Definition of accounting estimates (amendment to CPC 23/IAS 8).
- Definition of material (amendments to CPC 26(R1)/IAS 1).
- Deferred taxes related to assets and liabilities arising from a single transaction (amendments to CPC 32/ IAS 12).

2.4 Main measures and impacts due to COVID-19

Braskem has been closely monitoring the impacts from the COVID-19 pandemic on its business and surrounding communities. In 2020, Braskem has formed a crisis committee to establish global procedures focusing mainly on the health and safety of people and the continuity of its operations. The main actions taken by the Company are:

(i) Determining that all team members and contractors from the group vulnerable to COVID-19 work remotely until the last phase of return;

(ii) Determining that all team members and contractors not directly related to the safe continuity of operations work remotely until the criteria for the start of flexible measures for a safe return are met;

(iii) Reducing the number of team members and contractors working on its industrial assets, with operations using the smallest possible teams, while considering all rules for ensuring personal safety and maintaining operational reliability;

(iv) Restricting visits by non-routine third parties and suppliers to Braskem's facilities;

All amounts in thousands, except as otherwise stated

(v) Creating agendas jointly with clients and local communities to verify if there are products in its portfolio to help combat the pandemic;

(vi) Creating, implementing and monitoring the indicators of the Plan for Safe Return to Braskem plants and offices.

During 2020, the Company adopted cash-preservation actions to ensure the financial stability and resilience of its business, which include:

- Drawing down a revolving credit facility in the amount of US$1 billion in April 2020, which comes due in 2023. At the end of July, the Company prepaid the facility in full, in an amount corresponding to R$5.5 billion;

- Issue of bonds in the international market by the subsidiary Braskem Holanda, in July 2020, in the amount of US$600 million (R$3.2 billion);

- Reducing fixed costs by approximately 9% compared to the same period of 2019;

- Reducing the investments planned for 2020 from US$721 million (R$3.9 billion) to US$555 million (R$2.8 billion);

- Postponing the payment of social contribution charges in Brazil; and

- Optimizing working capital.

In the first quarter of 2021, the demand for resins and chemicals remained at a strong level and the utilization rate of Brazil's petrochemical plants was 82%, in line with the last quarter of 2020, even with the impact caused by a fast scheduled shutdown at the petrochemical plant located in Rio Grande do Sul. The utilization rate of European plants was 93%. Given the severe winter on the Gulf Coast that affected petrochemical production in such region, the US utilization rate was 78%, lower than the last quarter of 2020. Finally, the Mexican utilization rate was 58% due to production based on an experimental business model in January and February. This model became necessary after the unilateral suspension of natural gas transportation by Cenagas at the beginning of December 2020. In early March 2021, after the Braskem Idesa signed a Memorandum of Understanding with PEMEX and Cenagas, the natural gas transportation service was re-established.

In the second quarter of 2021, the petrochemical plants in Brazil operated at a capacity utilization rate of 76%, down from the first quarter, mainly due to the scheduled general maintenance shutdown carried out over 63 days at the petrochemical complex in ABC, São Paulo. The PP plants in the United States operated at a capacity utilization rate of 98%, increasing due to the normalization of production following the impacts from Winter Storm Uri on the U.S. Gulf Coast. In Europe, the PP plants operated at a capacity utilization rate of 96%. Lastly, the capacity utilization rate of the PE plants in Mexico remained at 58%, reflecting the higher supply of ethane by Pemex in June, which partially offset the unscheduled shutdown in May at the petrochemical complex in Mexico due to instability in the region’s power supply.

The Company also highlights the actions carried out jointly with its clients and partner companies to transform chemicals and plastic resins into items that are essential for combatting COVID-19, which include surgical masks, packaging for liquid and gel alcohol, bleach and 3D printing of bands for protective face shields; donations of LPG (cooking gas) to field hospitals; actions to support the chain of clients and suppliers, particularly small and midsized companies; and donations of hygiene kits and food staples to local communities.

All amounts in thousands, except as otherwise stated

In accordance with the guidance of CVM, the Management reviewed the accounting estimates for the realization of assets, including the estimates for losses on trade accounts receivables, inventory impairment loss, deferred tax assets and other assets, or those related to the provision for liabilities in the quarterly information given the significant changes in the risks to which the company is exposed (see more information in note 18.5). The review considered events after the reporting period that occurred up to the reporting date of this quarterly information, and no significant effects were identified that should be reflected in the consolidated and parent company quarterly information for the period ended June 30, 2021.

Due to the uncertainties arising from the COVID-19 pandemic with regard to the global economy, it is impossible to accurately predict the adverse impacts on the equity and financial position of the Company and its subsidiaries after the reporting date. With the recovery in demand for resins, the Company has no expectations of additional provisions for impairment testing of its assets in the near future arising from a scenario of demand constraints.

3 Cash and cash equivalents

The accounting policies of cash and cash equivalents as disclosed in the 2020 annual financial statements of the Company, in Note 5.

		Consolidated		Parent Company	
		Jun/2021	Dec/2020	Jun/2021	Dec/2020
Cash					
Domestic market		32,201	111,278	23,408	106,164
Foreign market	(i)	1,006,956	1,835,685		
Cash equivalents:					
Domestic market		5,387,433	8,271,312	5,362,425	8,271,312
Foreign market	(i)	3,338,423	3,644,577	10,909	35
Total		9,765,013	13,862,852	5,396,742	8,377,511

(i) On June 30, 2021, it includes cash of R$406,372 and cash equivalents of R$573,038 (cash of R$284,856 and cash equivalents of R$619,577 on December 31, 2020) of the subsidiary Braskem Idesa, which cannot be used by the other subsidiaries of the Company.

All amounts in thousands, except as otherwise stated

4 Financial investments

The accounting policies of financial investments as disclosed in the 2020 annual financial statements of the Company, in Note 6.

		Consolidated		Parent Company	
		Jun/2021	Dec/2020	Jun/2021	Dec/2020
Amortized cost					
Time deposit investments		96,317	53,941	96,317	53,941
Fair value through profit or loss					
LFT's and LF's	(i)	2,321,474	2,163,042	2,321,474	2,163,042
Restricted funds investments	(ii)	1,245,413	1,338,289	1,229,472	1,322,725
Other		158,134	87,519	548	572
Total		**3,821,338**	**3,642,791**	**3,647,811**	**3,540,280**
Current assets		3,805,397	3,627,227	3,647,811	3,540,280
Non-current assets		15,941	15,564		
Total		**3,821,338**	**3,642,791**	**3,647,811**	**3,540,280**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian Federal Government and floating-rate bonds ("LFs") issued by financial institutions. These bonds have original maturity above three months, immediate liquidity in the secondary market and Management expects their realization in the short term.

(ii) Includes the following amounts: R$1,229,472 in restricted funds used in the program for relocation of residents in Alagoas (Note 24.1(i)); and R$15,941 of bank deposits with yields of approximately 100% of the Interbank Deposit Rate ("CDI"), and their use is related to the fulfillment of the contractual obligations of the debentures.

5 Trade accounts receivable

The accounting policies of trade accounts receivable as disclosed in the 2020 annual financial statements of the Company, in Note 7.

The Company's average receivables term is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade notes are derecognized. At June 30, 2021, the total amount of the trade accounts receivables negotiated was R$2.4 billion in the Parent Company and Consolidated (R$1.6 billion in Parent Company and R$1.8 billion in Consolidated on December 31, 2020), with interest expense of R$24 million in the Parent Company and Consolidated, recorded under Financial Expenses.

		Consolidated		Parent Company	
	Note	Jun/2021	Dec/2020	Jun/2021	Dec/2020
Customers					
Domestic market					
Third parties		2,382,064	2,304,212	2,230,391	1,756,027
Related parties	7	44,081	20,863	74,051	30,552
		2,426,145	2,325,075	2,304,442	1,786,579
Foreign market					
Third parties		5,751,957	2,603,140	746,769	515,003
Related parties	7			1,088,447	578,625
		5,751,957	2,603,140	1,835,216	1,093,628
Allowance for doubtful accounts	(i)	(152,503)	(173,007)	(131,259)	(144,191)
Total		**8,025,599**	**4,755,208**	**4,008,399**	**2,736,016**
Current assets		8,007,340	4,731,979	3,994,722	2,717,369
Non-current assets		18,259	23,229	13,677	18,647
Total		**8,025,599**	**4,755,208**	**4,008,399**	**2,736,016**

All amounts in thousands, except as otherwise stated

(i) The following table shows the Company's expected credit loss for each stage:

			Consolidated		Parent Company	
		Estimated loss percentage	Trade accounts receivable	Allowance for doubtful accounts	Trade accounts receivable	Allowance for doubtful accounts
Stage 1 (Performing)	Operation risk 1	Minimum risk	5,471,934		2,484,063	
	Operation risk 2	Minimum risk	1,785,741		1,200,212	
	Operation risk 3	0.83%	664,607	5,516	290,581	2,412
	Operation risk 4	1.53%	107,556	1,646	35,276	540
			8,029,838	7,162	4,010,132	2,952
Stage 2 (Significant Increase in Loss Risk)	1st Renegotiation less than or equal to 24 months	25%	701	175	701	175
	Between 90 and 180 days	30%	3,425	1,028	988	296
			4,126	1,203	1,689	471
Stage 3 (No payment performance - Indicative of impairment)	Operation risk 5	100%	6,272	6,272	3,771	3,771
	Above 180 days	100%	8,312	8,312	5,776	5,776
	Legal	100%	129,554	129,554	118,290	118,289
			144,138	144,138	127,837	127,836
Total			8,178,102	152,503	4,139,658	131,259

6 Inventories

The accounting policies of inventories as disclosed in the 2020 annual financial statements of the Company, in Note 8.

	Consolidated		Parent company	
	Jun/2021	Dec/2020	Jun/2021	Dec/2020
Finished goods	7,816,126	4,087,651	5,351,152	2,730,614
Semi-finished goods	206,227	15,893	206,227	15,893
Raw materials, production inputs and packaging	2,241,228	2,163,527	1,794,252	1,740,313
Maintenance materials	780,444	766,316	363,563	347,914
Advances to suppliers	156,031	69,965	146,121	59,705
Imports in transit	1,548,718	1,298,334	1,548,674	1,297,984
Total	12,748,774	8,401,686	9,409,989	6,192,423
Current assets	12,708,055	8,383,650	9,409,989	6,191,167
Non-current assets	40,719	18,036	-	1,256
Total	12,748,774	8,401,686	9,409,989	6,192,423

All amounts in thousands, except as otherwise stated

7 Related parties

The information concerning related parties as disclosed in the 2020 annual financial statements of the Company, in Note 9.

(a) Consolidated

								Consolidated
	Balances at June 30, 2021				Balances at December 31, 2020			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Balance sheet	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets								
Current								
Trade accounts receivable		7,354	36,727	44,081		6,354	14,509	20,863
Inventories		68,797		68,797		35,998		35,998
Dividends and interest on capital			165	165			165	165
Total assets		76,151	36,892	113,043		42,352	14,674	57,026
Liabilities								
Current								
Trade payables	62,195	458,432	9,974	530,601	33,100	601,203	9,641	643,944
Other payables		129	190	319		478	119	597
Non-current								
Loan to non-controlling shareholders of Braskem Idesa			3,159,091	3,159,091			3,222,493	3,222,493
Total liabilities	62,195	458,561	3,169,255	3,690,011	33,100	601,681	3,232,253	3,867,034

	Six-month period ended June 30, 2021				Six-month period ended June 30, 2020			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Transactions								
Sales of products		86,486	305,833	392,319		126,625	147,519	274,144
Purchases of raw materials, finished goods services and utilities	(121,065)	(8,704,118)	(2,464)	(8,827,647)	(53,112)	(7,143,984)	(14,229)	(7,211,325)
Financial income (expenses), net	(108)	(11,667)	(841)	(12,616)	(273)	(1,341)	(7)	(1,621)
Other income (expenses)								
General and administrative expenses								
Post-employment benefits plan ("EPE")								
Private pension ("Vexty")			(46,743)	(46,743)			(27,970)	(27,970)

All amounts in thousands, except as otherwise stated

(b) Parent Company

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Balances at June 30, 2021
										SPE	
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets											
Current											
Cash and equivalents										832,094	832,094
Financial investments										3,550,947	3,550,947
Trade accounts receivable		965,701		3,361	119,385	29,971		7,354	36,726		1,162,498
Inventories								68,797			68,797
Dividends and interest on capital						4,209			165		4,374
Other receivables - Related parties											
Other receivables		157		73	6	215					451
Non-current											
Other receivables - Related parties											
Loan agreements						1,332					1,332
Total assets		965,858		3,434	119,391	35,727		76,151	36,891	4,383,041	5,620,493
Liabilities											
Current											
Trade payables		8,989,236		2,557		15,935	62,195	458,432	9,974		9,538,329
Accounts payable to related parties											
Advance to export	144,388		846,223	13,609							1,004,220
Other payables		71,298									71,298
Other						298		129	190		617
Non-current											
Accounts payable to related parties											
Advance to export	4,885,366		25,944,315	415,183							31,244,864
Total liabilities	5,029,754	9,060,534	26,790,538	431,349		16,233	62,195	458,561	10,164		41,859,328

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Six-month period ended June 30, 2021
										SPE	
Transactions	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Sales of products		2,466,608		28,720	221,112	76,109		86,485	305,833		3,184,867
Purchases of raw materials, finished products services and utilities		(10,844,176)		(3,791)		(88,869)	(121,044)	(8,704,119)	(2,464)		(19,764,463)
Financial income (expenses), net	(138,297)	302,900	(177,167)	694	(6,479)	(1,830)	(107)	(11,667)	(841)	30,867	(1,927)
Other income (expenses)											
General and administrative expenses - Vexty									(46,214)		(46,214)

All amounts in thousands, except as otherwise stated

Balances at December 31, 2020

Balance sheet	Associates companies, Jointly-controlled investment and Associates companies							Related companies		SPE	
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets											
Current											
Cash and equivalents										3,519,571	3,519,571
Financial investments										3,485,766	3,485,766
Trade accounts receivable		498,199		1,293	79,133	9,689		6,354	14,509		609,177
Inventories								35,998			35,998
Dividends and interest on capital						4,298			165		4,463
Other receivables - Related parties											
Other receivables		318		12,337	6	3,115					15,776
Non-current											
Other receivables - Related parties											
Loan agreements						1,384					1,384
Total assets		498,517		13,630	79,139	18,486		42,352	14,674	7,005,337	7,672,135
Liabilities											
Current											
Trade payables		8,041,885		613		18,099	33,095	601,203	9,641		8,704,536
Accounts payable to related parties											
Advance to export	168,275		911,066	14,403							1,093,744
Other payables		107,239									107,239
Other		19						478	119		616
Non-current											
Accounts payable to related parties											
Advance to export	7,312,593		27,025,693	431,326							34,769,612
Total liabilities	7,480,868	8,149,143	27,936,759	446,342		18,099	33,095	601,681	9,760		44,675,747

Six-month period ended June 30, 2020

Transactions	Associates companies, Jointly-controlled investment and Associates companies							Related companies		SPE	
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Sales of products		1,466,016		49,239	149,781	58,259		126,625	147,519		1,997,439
Purchases of raw materials, finished products services and utilities		(2,963,424)		(3)		(89,329)	(53,101)	(7,143,984)	(14,229)		(10,264,070)
Financial income (expenses), net	(999,445)	(2,194,763)	(8,765,162)	(131,841)	19,723	10,478	(273)	(1,341)	(7)	64,899	(11,997,732)
Other income (expenses)											
General and administrative expenses - Vexty									(27,970)		(27,970)

All amounts in thousands, except as otherwise stated

(c) New and/or renewed agreements with related parties

In the period ended June 30, 2021, the main transactions with related parties are as follows:

(i) In December 2020, the Company entered into a purchase agreement with Petrobras for up to 2 million tons of petrochemical naphtha per year, to be delivered, until December 31, 2025, to Braskem's industrial unit in São Paulo. This agreement is effective from December 23, 2020 to December 31, 2025. In the period, the transactions amounted to R$1,608,521.

(ii) In January 2021, the Company entered into an agreement with Transpetro involving the provision of services to Braskem, namely tanker vessel unloading in the Madre de Deus Waterway Terminal ("TEMADRE"), tank storage, product transportation via the pipeline "ORMADRE" that connects TEMADRE to the Landulfo Alves de Mararipe Refinery ("RLAM"), and the transportation of naphtha via pipeline from TEMADRE to the facilities of the carrier located in the municipality of Camaçari/BA. The duration of the agreement is from February 1, 2021 to December 31, 2025, and the total estimated amount of the agreement is R$203,314. In the period, the transactions amounted to R$17,532.

(iii) In March 2021, the Company executed an amendment to extend the agreement with Petrocoque to acquire steam by Polyethylene units. This amendment, summed to the total amount of the original agreement endorsed in September 2009, amounts to R$325.6 million and is valid until March 2024. In the period, these acquisitions totaled R$8,376 (R$17,380 on June 30, 2020).

(iv) In March 2021, the Company agreed with Companhia de Gás do Estado do Rio Grande do Sul ("Sulgás") to acquire 200,000 m³/day of natural gas, via local gas distribution pipeline. This agreement is effective from January 22, 2021 to December 31, 2021. The maximum amount of the agreement is R$130,928. In the period, the transactions amounted to R$69,452.

(d) Key management personnel compensation

		Consolidated
Statement of profit or loss transactions	**Jun/2021**	**Jun/2020**
Remuneration		
Short-term benefits	39,633	36,740
Post-employment benefit	1,132	543
Long term incentive plan	6,835	3,203
Total	**47,600**	**40,486**

All amounts in thousands, except as otherwise stated

8 Taxes recoverable

The information on taxes recoverable as disclosed in the 2020 annual financial statements of the Company, in Note 10.

		Consolidated		Parent Company	
		Jun/2021	Dec/2020	Jun/2021	Dec/2020
Parent Company and subsidiaries in Brazil					
IPI		1,066	1,435	1,066	1,435
Value-added tax on sales and services (ICMS) - normal operations		267,603	293,193	266,731	292,431
ICMS - credits from PP&E		181,452	163,847	181,283	163,678
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations		199	199		
PIS and COFINS - credits from PP&E		389,636	353,928	389,636	353,928
REINTEGRA program		19,996	16,799	19,996	16,799
Federal tax credits	(a)	1,709,800	1,109,122	1,709,800	1,109,122
Other		110,508	40,234	103,142	24,772
Foreign subsidiaries					
Value-added tax ("IVA")		202,779	277,175		
Other		50,697	9,470		
Total		**2,933,736**	**2,265,402**	**2,671,654**	**1,962,165**
Current assets		1,085,961	1,192,665	1,074,531	1,148,263
Non-current assets		1,847,775	1,072,737	1,597,123	813,902
Total		**2,933,736**	**2,265,402**	**2,671,654**	**1,962,165**

(a) Federal tax credits

The main tax credit refers to the exclusion of ICMS from the PIS/COFINS calculation basis. The Company and its merged companies filed various lawsuits claiming recognition of the right to exclude ICMS from the calculation basis for PIS and COFINS and the consequent repetition of undue payment. The oldest period of the lawsuit dates back to 1991. The Company, assisted by specialized third-party consulting firm, proceeded with the measurement of these tax credits, basically considering the amount of ICMS stipulated on the sales invoices and other tax information on the ancillary obligations to ensure the consistency of the calculations, grounded in the legal opinion. During the six months ended June 30, 2021, the final and unappealable decisions of proceedings originally filed by merged companies were certified. Based on these decisions, during 2021, the total of R$1,234,063 (R$438,044 in 2020) was recognized related to PIS and COFINS taxes overpaid, with R$557,898 recorded under "Other operating income (expenses)" (R$310,557 in 2020) and R$676,165 under Financial income (R$127,488 in 2020).

The Company has other lawsuits related to other acquired companies discussing the same tax matter, for which there was no final judgment. The oldest period of these lawsuits pending decisions dates back to August 2001. The undue payment that is the object of these lawsuits was recognized in the Company's profit or loss, in view of the judgment based on the merits rendered in May 2021 by the Federal Supreme Court in the leading case on the topic (lawsuit with recognized general repercussion – RE No. 574.706), in a decision favorable for taxpayers. The total amount was R$783,616, of which R$473,201 was recorded under "Other operating income (expenses)" and R$310,415 under "Financial income".

Of the total tax credit recorded by the Company related to this topic, since 2019, R$3,478,909 already has been offset. On June 30, 2021, the balance is R$1,603,194, of which R$819,578 was classified under current assets and

All amounts in thousands, except as otherwise stated

R$783,616 under non-current assets. The balance on December 31, 2020 was R$1,002,605, registered under current.

9 Investments

The information related to investments as disclosed in the 2020 annual financial statements of the Company, in Note 11.

(a) Information on investments

	Interest in total and voting capital (%)	Adjusted net profit (loss) for the period			Adjusted equity
	Direct and indirect	Jun/2021	Jun/2020	Jun/2021	Dec/2020
Subsidiaries					
BM Insurance	100.00	(1,923)	(453)	7,148	9,170
Braskem Alemanha	100.00	2,205,048	111,678	9,320,299	7,558,684
Braskem America	100.00	2,140,523	180,278	8,793,013	7,054,472
Braskem America Finance	100.00	(172,328)	748	(174,393)	(3,114)
Braskem Argentina	100.00	14,772	29,107	96,917	79,809
Braskem Chile	100.00	4,408	4,944	49,198	48,281
Braskem Energy	100.00	14		25,014	
Braskem Holanda	100.00	4,725,059	(214,717)	16,187,234	12,102,760
Braskem Holanda Finance	100.00	108	6,660	14,404	15,734
Braskem Holanda Inc	100.00	(766)	1,146	9,934	11,072
Braskem Finance	100.00	(50,440)	(203,335)	(621,046)	(570,606)
Braskem Idesa	75.00	198,927	(1,774,292)	(6,380,056)	(7,044,352)
Braskem Idesa Serviços	75.00	7,510	1,943	46,455	41,180
Braskem Inc.	100.00	(2,221)	88,269	13,860	16,081
Braskem Índia	100.00	987	(1)	2,452	1,520
Braskem México	100.00	(375)	55,540	322,584	335,253
Braskem México Sofom	100.00	3,634	754	57,178	55,917
Braskem México Serviços	100.00	(1)	(1)	46	49
Cetrel	63.70	22,551	23,612	280,845	266,852
DAC	63.70	14,542	20,075	70,577	126,529
Lantana	100.00	52	(388)	(1,344)	(1,396)
Jointly-controlled investment					
RPR	33.20	6,904	(65,199)	35,093	32,217
Associate					
Borealis	20.00	26,521	(3,616)	188,073	161,363

All amounts in thousands, except as otherwise stated

(b) Changes in investments – Parent Company

	Subsidiaries and jointly-controlled investment				
	Domestic subsidiaries	Foreign subsidiaries		Domestic associate	Total
Balance at December 31, 2020	**180,675**	**17,427,479**		**32,272**	**17,640,426**
Equity of investments					
Effect on profit or loss	11,130	4,864,534		5,342	4,881,006
Adjustment of profit in inventories		22,364			22,364
Equity valuation adjustments	(1,338)	211,332			209,994
Currency translation adjustments		(1,055,858)			(1,055,858)
Capital increase	25,000				25,000
Dividends and interest on equity	89		(i)		89
Balance at June 30, 2021	**215,556**	**21,469,851**		**37,614**	**21,723,021**

(c) Equity accounting results

		Parent company
	Jun/2021	Jun/2020
Equity in results of subsidiaries, associate and jointly-controlled	4,903,370	(96,626)
Provision for losses on subsidiaries	(50,389)	(203,710)
Dividends received / other	158	143
	4,853,139	**(300,193)**

(d) Impact on the consolidation of Braskem Idesa

In light of the allegations of undue payments related to the Ethylene XXI project, which were originally published in the media in Mexico and were included in the testimony by the former CEO of PEMEX to the Office of the Attorney General of Mexico ("Allegations"), Braskem S.A., together with Braskem Idesa, in compliance with the standards established by Braskem's Global Compliance System Policy and Braskem Idesa's governance guidelines, approved the hiring of an U.S. law firm with proven experience in similar cases to conduct an independent internal investigation of the Allegations ("Investigation").

The investigation is ongoing. At the moment, the Company cannot estimate the date of it, nor the outcome or impacts, if any, on the quarterly information. No issues that could impact or require additional disclosures to the quarterly information were identified so far. If the Investigation finds evidence to support any of the Allegations, such findings could affect the Company's business, reputation, financial condition, controls and operating results, as well as the liquidity and price of the securities issued by it.

The subsidiary Braskem Idesa holds a non-controlling interest with material effects on the Company's consolidated statements. Accordingly, the entity's financial information is presented below:

All amounts in thousands, except as otherwise stated

Balance sheet	Consolidated Braskem without the effect of Braskem Idesa consolidated		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	Jun/2021	Dec/2020	Jun/2021	Dec/2020	Jun/2021	Dec/2020	Jun/2021	Dec/2020
Assets								
Curent								
Cash and cash equivalents	8,785,603	12,958,419	979,410	904,433			9,765,013	13,862,852
Financial investments	3,805,397	3,627,227					3,805,397	3,627,227
Trade accounts receivable	7,300,437	4,386,825	1,006,915	577,530	(300,012)	(232,376)	8,007,340	4,731,979
Inventories	12,156,883	7,876,485	551,172	507,165			12,708,055	8,383,650
Taxes recoverable	1,146,404	1,144,355	(60,443)	48,310			1,085,961	1,192,665
Income tax and social contribution	2,674,818	1,547,916					2,674,818	1,547,916
Derivatives	117,033	33,769					117,033	33,769
Other receivables	727,258	688,944	148,564	121,242			875,822	810,186
	36,713,833	**32,263,940**	**2,625,618**	**2,158,680**	**(300,012)**	**(232,376)**	**39,039,439**	**34,190,244**
Non-current								
Financial investments	15,941	15,564					15,941	15,564
Taxes recoverable	1,621,406	847,399	226,369	225,338			1,847,775	1,072,737
Income tax and social contribution	72,819	72,267					72,819	72,267
Deferred tax	4,350,451	6,658,276	1,593,359	1,871,696			5,943,810	8,529,972
Related parties	8,993,761	9,122,666			(ii) (8,993,761)	(9,122,666)		
Derivatives	41,548	34,091					41,548	34,091
Judicial deposits	179,737	196,911					179,737	196,911
Other receivables	308,083	251,398	41,261	17,347			349,344	268,745
Investments	50,442	43,153					50,442	43,153
Property, plant and equipment	22,176,139	22,295,803	13,566,022	14,436,012	(iii) (740,142)	(802,666)	35,002,019	35,929,149
Intangible	2,558,138	2,568,869	247,605	259,822			2,805,743	2,828,691
Right of use of assets	2,234,703	2,509,484	350,758	392,911			2,585,461	2,902,395
	42,603,168	**44,615,881**	**16,025,374**	**17,203,126**	**(9,733,903)**	**(9,925,332)**	**48,894,639**	**51,893,675**
Total assets	**79,317,001**	**76,879,821**	**18,650,992**	**19,361,806**	**(10,033,915)**	**(10,157,708)**	**87,934,078**	**86,083,919**
Liabilities and shareholders' equity								
Current								
Trade payables	10,511,577	9,753,762	467,315	424,929	(300,012)	(232,376)	10,678,880	9,946,315
Borrowings	2,454,825	1,318,931					2,454,825	1,318,931
Debentures	56,367	54,436					56,367	54,436
Braskem Idesa Borrowings			6,825,830	7,660,128			6,825,830	7,660,128
Payroll and related charges	623,661	776,134	24,735	38,432			648,396	814,566
Taxes payable	1,028,141	927,039	8,968	25,650			1,037,109	952,689
Income tax and social contribution	2,125,728	284,129					2,125,728	284,129
Lease	801,389	821,695	68,631	73,414			870,020	895,109
Provision - geological event in Alagoas	4,470,076	4,349,931					4,470,076	4,349,931
Other payables	1,741,841	1,947,569	133,934	163,371			1,875,775	2,110,940
	23,813,605	**20,233,626**	**7,529,413**	**8,385,924**	**(300,012)**	**(232,376)**	**31,043,006**	**28,387,174**
Non-current								
Loan agreements	31,438,976	40,413,192					31,438,976	40,413,192
Braskem Idesa Borrowings			4,218,361	4,399,110			4,218,361	4,399,110
Debentures	159,917	181,679					159,917	181,679
Accounts payable to related parties			8,943,847	9,140,064	(ii) (8,943,847)	(9,140,064)		
Loan to non-controlling shareholders of Braskem Idesa			(v) 3,159,091	3,222,493			3,159,091	3,222,493
Income tax and social contribution	576,174	576,174					576,174	576,174
Deferred income tax and social contribution	1,208,784	1,234,398					1,208,784	1,234,398
Provision for losses on subsidiaries	4,785,041	5,283,264			(iv) (4,785,041)	(5,283,264)		
Lease	1,671,383	1,962,235	312,861	350,542			1,984,244	2,312,777
Provision - geological event in Alagoas	3,198,684	4,825,846					3,198,684	4,825,846
Other payables	3,702,476	4,274,837	77,418	122,757			3,779,894	4,397,594
	46,741,435	**58,751,625**	**16,711,578**	**17,234,966**	**(13,728,888)**	**(14,423,328)**	**49,724,125**	**61,563,263**
Shareholders' equity								
Attributable to the Company's shareholders	8,660,001	(2,202,306)	(5,589,999)	(6,259,084)	5,589,999	6,259,084	8,660,001	(2,202,306)
Non-controlling interest in subsidiaries	101,960	96,876			(1,595,014)	(1,761,088)	(1,493,054)	(1,664,212)
	8,761,961	**(2,105,430)**	**(5,589,999)**	**(6,259,084)**	**3,994,985**	**4,497,996**	**7,166,947**	**(3,866,518)**
Total liabilities and shareholders' equity	**79,317,001**	**76,879,821**	**18,650,992**	**19,361,806**	**(10,033,915)**	**(10,157,708)**	**87,934,078**	**86,083,919**

(i) Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.
(ii) Loan from Braskem Holanda as part of shareholders' contribution to the Braskem Idesa project.
(iii) Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.
(iv) Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.
(v) Loan payable, maturing December 2029 and 7% p.a., to the non-controlling shareholders of Braskem Idesa. These proceeds were used by Braskem Idesa to fund its construction project.

All amounts in thousands, except as otherwise stated

Statement of profit or loss

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	Jun/2021	Jun/2020	Jun/2021	Jun/2020	Jun/2021	Jun/2020	Jun/2021	Jun/2020
Net revenue	**47,002,385**	**22,618,524**	**2,808,027**	**1,779,055**	**(696,779)**	**(584,566)**	**49,113,633**	**23,813,013**
Cost of products sold	(31,382,827)	(20,348,922)	(1,411,377)	(1,371,729)	731,106	613,821	(32,063,098)	(21,106,830)
	15,619,558	**2,269,602**	**1,396,650**	**407,326**	**34,327**	**29,255**	**17,050,535**	**2,706,183**
Income (expenses)								
Selling and distribution	(820,065)	(764,273)	(112,079)	(123,224)			(932,144)	(887,497)
(Loss) reversals for impairment of trade accounts receivable	5,365	(10,412)	(178)	(764)			5,187	(11,176)
General and administrative	(1,003,134)	(816,986)	(105,102)	(71,389)	81	68	(1,108,155)	(888,307)
Research and development	(124,217)	(109,508)					(124,217)	(109,508)
Results from equity investments	152,187	(1,339,282)			(149,195)	1,317,075	2,992	(22,207)
Other income	1,433,264	169,291	1,271	162,528			1,434,535	331,819
Other expenses	(519,038)	(1,730,357)	(6,722)	(7,638)			(525,760)	(1,737,995)
	14,743,920	**(2,331,925)**	**1,173,840**	**366,839**	**(114,787)**	**1,346,398**	**15,802,973**	**(618,688)**
Financial results								
Financial expenses	(2,541,936)	(1,970,270)	(744,394)	(739,139)	228,771	210,454	(3,057,559)	(2,498,955)
Financial income	1,629,912	505,597	6,189	40,981	(228,771)	(210,454)	1,407,330	336,124
Exchange rate variations, net	(704,712)	(4,513,127)	(78,353)	(1,961,129)	(72,635)	(40,658)	(855,700)	(6,514,914)
	(1,616,736)	**(5,977,800)**	**(816,558)**	**(2,659,287)**	**(72,635)**	**(40,658)**	**(2,505,929)**	**(8,677,745)**
Profit (loss) before income tax and social contribution	**13,127,184**	**(8,309,725)**	**357,282**	**(2,292,448)**	**(187,422)**	**1,305,740**	**13,297,044**	**(9,296,433)**
IR and CSL - current and deferred	(3,201,204)	2,193,320	(120,128)	547,682			(3,321,332)	2,741,002
	(3,201,204)	**2,193,320**	**(120,128)**	**547,682**			**(3,321,332)**	**2,741,002**
Net profit (loss) for the year	**9,925,980**	**(6,116,405)**	**237,154**	**(1,744,766)**	**(187,422)**	**1,305,740**	**9,975,712**	**(6,555,431)**

All amounts in thousands, except as otherwise stated

Statement of cash flows	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	Jun/2021	Jun/2020	Jun/2021	Jun/2020	Jun/2021	Jun/2020	Jun/2021	Jun/2020
Profit (loss) before income tax and social contribution	13,127,184	(8,309,725)	357,282	(2,292,448)	(187,422)	1,305,740	13,297,044	(9,296,433)
Adjustments for reconciliation of profit (loss)								
Depreciation and amortization	1,488,809	1,428,989	399,725	543,186	(34,408)	(29,323)	1,854,126	1,942,852
Results from equity investments	(152,187)	1,339,282			149,195	(1,317,075)	(2,992)	22,207
Interest and monetary and exchange variations, net	149,318	7,797,527	726,923	2,305,169	72,635	40,658	948,876	10,143,354
Reversal of provisions	34,495	92,743					34,495	92,743
Provision - geological event in Alagoas	(211,625)	1,581,168					(211,625)	1,581,168
PIS and COFINS credits - exclusion of ICMS from the calculation basis	(1,031,099)	(9,732)					(1,031,099)	(9,732)
Loss (reversals) for impairment of trade accounts receivable	(4,798)	7,240	(389)				(5,187)	7,240
Provision for losses and write-offs of long-lived assets	(41,935)	(9,791)					(41,935)	(9,791)
	13,358,162	**3,917,701**	**1,483,541**	**555,907**			**14,841,703**	**4,473,608**
Changes in operating working capital								
Other financial assets		3,746,107						3,746,107
Financial investments	(134,643)	(1,278,515)					(134,643)	(1,278,515)
Trade accounts receivable	(3,143,025)	(326,147)	(471,778)	(214,749)	67,636	201,281	(3,547,167)	(339,615)
Inventories	(4,298,110)	927,750	(70,441)	(27,782)			(4,368,551)	899,968
Taxes recoverable	1,273,318	912,620	102,742	(59,607)			1,376,060	853,013
Prepaid expenses	72,730	(198,032)	(21,595)	189,674			51,135	(8,358)
Other receivables	(173,480)	(39,723)	(64,900)	(154,423)			(238,380)	(194,146)
Trade payables	1,260,481	(4,894,143)	65,102	189,786	(67,636)	(201,281)	1,257,947	(4,905,638)
Taxes payable	406,939	(37,380)	44,555	(271,588)			451,494	(308,968)
Advances from customers	26,918	282,459	2,887	(10,494)			29,805	271,965
Leniency agreement	(389,087)	(349,842)					(389,087)	(349,842)
Sundry provisions	(152,072)	(97,375)	(9,428)	(2,919)			(161,500)	(100,294)
Other payables	(1,402,894)	(700,856)	(10,049)	606,585			(1,412,943)	(94,271)
Cash generated from operations	**6,705,237**	**1,864,624**	**1,050,636**	**800,390**			**7,755,873**	**2,665,014**
Interest paid	(1,239,983)	(688,887)	(349,670)	(399,340)			(1,589,653)	(1,088,227)
Income tax and social contribution paid	(1,343,667)	(91,239)	(6,439)	(3,325)			(1,350,106)	(94,564)
Net cash generated by operating activities	**4,121,587**	**1,084,498**	**694,527**	**397,725**			**4,816,114**	**1,482,223**
Proceeds from the sale of fixed assets and intangible assets	39,675	13,438					39,675	13,438
Acquisitions to property, plant and equipment and intangible assets	(1,169,633)	(1,417,780)	(54,053)	(57,135)			(1,223,686)	(1,474,915)
Net cash used in investing activities	**(1,129,958)**	**(1,401,268)**	**(54,053)**	**(57,135)**			**(1,184,011)**	**(1,458,403)**
Short-term and long-term debt								
Acquired	11,142	9,110,877					11,142	9,110,877
Payments	(6,670,063)	(1,458,084)					(6,670,063)	(1,458,084)
Braskem Idesa borrowings								
Payments			(503,500)	(411,852)			(503,500)	(411,852)
Lease	(366,616)	(296,122)	(29,048)	(23,922)			(395,664)	(320,044)
Dividends paid	(109)	(2,375)					(109)	(2,375)
Other financial liabilities		(267,228)						(267,228)
Cash generated (used) in financing activities	**(7,025,646)**	**7,087,068**	**(532,548)**	**(435,774)**			**(7,558,194)**	**6,651,294**
Exchange variation on cash of foreign subsidiaries	(138,799)	1,356,634	(32,949)	149,459			(171,748)	1,506,093
Increase in cash and cash equivalents	**(4,172,816)**	**8,126,932**	**74,977**	**54,275**			**(4,097,839)**	**8,181,207**
Represented by								
Cash and cash equivalents at the beginning for the period	12,958,419	5,786,645	904,433	1,017,235			13,862,852	6,803,880
Cash and cash equivalents at the end for the period	8,785,603	13,913,577	979,410	1,071,510			9,765,013	14,985,087
Increase in cash and cash equivalents	**(4,172,816)**	**8,126,932**	**74,977**	**54,275**			**(4,097,839)**	**8,181,207**

All amounts in thousands, except as otherwise stated

10 Property, plant and equipment

The accounting policies of property, plant and equipment as disclosed in the 2020 annual financial statements of the Company, in Note 12.

						Consolidated
			Jun/2021			Dec/2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	670,127		670,127	683,031		683,031
Buildings and improvements	8,078,163	(3,181,354)	4,896,809	8,281,424	(3,159,185)	5,122,239
Machinery, equipment and installations	52,613,009	(29,131,560)	23,481,449	53,401,832	(28,268,867)	25,132,965
Projects and stoppage in progress	5,457,987		5,457,987	4,389,105		4,389,105
Other	1,992,557	(1,496,910)	495,647	2,038,666	(1,436,857)	601,809
Total	**68,811,843**	**(33,809,824)**	**35,002,019**	**68,794,058**	**(32,864,909)**	**35,929,149**

						Parent company
			Jun/2021			Dec/2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	356,758		356,758	356,758		356,758
Buildings and improvements	1,948,350	(1,264,666)	683,684	1,936,047	(1,234,081)	701,966
Machinery, equipment and installations	32,587,552	(23,116,668)	9,470,884	32,700,676	(22,516,200)	10,184,476
Projects and stoppage in progress	4,278,531		4,278,531	3,215,673		3,215,673
Other	1,385,198	(1,088,523)	296,675	1,367,034	(1,043,436)	323,598
Total	**40,556,389**	**(25,469,857)**	**15,086,532**	**39,576,188**	**(24,793,717)**	**14,782,471**

Capitalized charges in the six-month period ended June 30, 2021 was R$72,954 in Consolidated and R$52,790 in Parent Company (for the period ended June 30, 2020 was R$151,639 in Consolidated and R$46,122 in the Parent Company).

At June 30, 2021, the acquisition of property, plant and equipment with payment installments is R$201,775 in the Consolidated and R$196,032 in the Parent Company (at December 31, 2020, R$160,877 in the Consolidated and R$122,508 in the Parent Company).

Based on Management's assessment, there were no events indicating that the carrying amount exceeds its recoverable amount on June 30, 2021.

All amounts in thousands, except as otherwise stated

11 Intangible assets

The accounting policies of intangible assets as disclosed in the 2020 annual financial statements of the Company, in Note 13.

						Consolidated
			Jun/2021			Dec/2020
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill based on future profitability	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,804)	2,058,874
Trademarks and patents	490,445	(218,152)	272,293	499,515	(214,455)	285,060
Software and use rights	1,031,534	(703,663)	327,871	1,010,201	(683,157)	327,044
Contracts with customers and suppliers	392,246	(245,541)	146,705	392,246	(234,533)	157,713
Total	**5,101,903**	**(2,296,160)**	**2,805,743**	**5,089,640**	**(2,260,949)**	**2,828,691**

						Parent company
			Jun/2021			Dec/2020
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill based on future profitability	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,804)	2,058,874
Trademarks and patents	251,118	(180,882)	70,236	251,118	(178,247)	72,871
Software and use rights	760,763	(527,953)	232,810	737,271	(509,782)	227,489
Contracts with customers and suppliers	392,181	(245,542)	146,639	392,181	(234,534)	157,647
Total	**4,591,740**	**(2,083,181)**	**2,508,559**	**4,568,248**	**(2,051,367)**	**2,516,881**

The amortization in the six-month period ended June 30, 2021 was R$45,297 in Consolidated and R$31,814 in the Parent Company (for the period ended June 30, 2020 was R$34,680 in Consolidated and R$24,160 in the Parent Company).

12 Right-of-use assets and lease liability

The accounting policies of right-of-use assets and lease liability as disclosed in the 2020 annual financial statements of the Company, in Note 14.

(a) Right-of-use assets

						Consolidated
			Jun/2021			Dec/2020
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	355,640	(106,490)	249,150	343,042	(83,146)	259,896
Computer equipment and goods	23,393	(9,202)	14,191	23,492	(6,793)	16,699
Machinery and equipment	1,030,297	(376,349)	653,948	1,043,172	(293,444)	749,728
Ships	1,297,643	(547,318)	750,325	1,230,602	(395,754)	834,848
Rail cars	1,354,232	(462,297)	891,935	1,399,318	(391,982)	1,007,336
Vehicles	59,935	(34,023)	25,912	59,515	(25,627)	33,888
Total	**4,121,140**	**(1,535,679)**	**2,585,461**	**4,099,141**	**(1,196,746)**	**2,902,395**

All amounts in thousands, except as otherwise stated

						Parent company
			Jun/2021			Dec/2020
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	145,873	(57,876)	87,997	135,015	(41,135)	93,880
Computer equipment and goods	20,988	(8,178)	12,810	20,988	(5,886)	15,102
Machinery and equipment	1,009,942	(364,964)	644,978	1,022,007	(283,663)	738,344
Ships	930,475	(384,226)	546,249	982,816	(320,137)	662,679
Vehicles	48,531	(25,396)	23,135	48,845	(18,644)	30,201
Total	**2,155,809**	**(840,640)**	**1,315,169**	**2,209,671**	**(669,465)**	**1,540,206**

(b) Lease liability

		Jun/2021
	Consolidated	Parent Company
Balance at December 31, 2020	**3,207,886**	**1,782,380**
New contracts	183,852	19,748
Interests and monetary and exchange variations, net	26,306	(463)
Currancy translation adjustments	(56,282)	
Payments	(395,664)	(215,528)
Interest paid	(111,834)	(65,745)
Balance at June 30, 2021	**2,854,264**	**1,520,392**
Current liability	870,020	465,364
Non-current liability	1,984,244	1,055,028
Total	**2,854,264**	**1,520,392**

(c) Non-cash transactions

The net effect of additions/acquired and disposals of leasing that does not affect the cash flow in the period ended June 30, 2021 is R$183,352 in the Consolidated (R$138,945 in the period ended June 30, 2020) and R$19,748 in the Parent Company (R$122,177 in the period ended June 30, 2020).

All amounts in thousands, except as otherwise stated

13 Trade account payables

	Note	Consolidated Jun/2021	Consolidated Dec/2020	Parent company Jun/2021	Parent company Dec/2020
Trade payables:					
Domestic market					
Third parties		1,424,214	1,077,679	1,264,984	1,061,812
Third parties (forfait)	(i)	362,710	239,512	362,710	239,512
Related parties	7	155,370	97,900	171,305	115,994
Related parties (forfait)	(i)	375,231	546,044	375,231	546,044
Foreign market	(ii)				
Third parties		8,402,412	8,023,032	223,800	399,666
Related parties	7			8,991,793	8,042,498
Present value adjustment - foreign market	(iii)	(23,354)	(30,619)	(24,178)	(37,223)
		10,696,583	**9,953,548**	**11,365,645**	**10,368,303**
Current liabilities		10,678,880	9,946,315	11,347,942	10,361,070
Non-current liabilities		17,703	7,233	17,703	7,233
Total		**10,696,583**	**9,953,548**	**11,365,645**	**10,368,303**

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained.

(ii) Considers R$4.6 billion (R$4.7 billion in 2020) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(iii) The rate for calculating the Present Value Adjustment (PVA) applied to the external market payments with terms equal to or longer than 90 days is calculated based on the average rate for lengthening the term of trade payables.

All amounts in thousands, except as otherwise stated

14 Borrowings

The information on borrowings as disclosed in the 2020 annual financial statements of the Company, in Note 16.

(a) Borrowings

			Consolidated
	Annual financial charges	Jun/2021	Dec/2020
Foreign currency			
Bonds	Note 14 (c)	28,981,852	34,963,651
Export prepayment	(i) US dollar exchange variation + quartely Libor + 1.75		521,469
Investments	US dollar exchange variation + semiannual Libor + interest between 0.65 and 1.70	2,496,889	2,682,824
Other	US dollar exchange variation + semiannual Libor + interest between -1.00 and 1.65	2,515,099	2,755,200
Transactions costs		(592,324)	(688,814)
		33,401,516	40,234,330
Current liabilities		2,396,113	1,206,084
Non-current liabilities		31,005,403	39,028,246
Total		33,401,516	40,234,330
Local currency			
Export credit notes	(i) 100.00 of CDI + 0.70		402,739
Commercial notes	(i) 100.00 of CDI + 0.85		545,171
BNDES	4.00		1,538
BNDES	IPCA + 6.04	459,193	490,963
FINEP/FINISA	3.55	3,213	26,154
BNB-FNE (Fundo Constitucional de Financiamentos do Nordeste)	IPCA + interest between 2.39 and 2.78	5,165	5,639
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50	24,724	27,196
Transactions costs		(10)	(1,607)
		492,285	1,497,793
Current liabilities		58,712	112,847
Non-current liabilities		433,573	1,384,946
Total		492,285	1,497,793
Foreign currency and local currency			
Current liabilities		2,454,825	1,318,931
Non-current liabilities		31,438,976	40,413,192
Total		33,893,801	41,732,123

		Parent company
	Jun/2021	Dec/2020
Foreign currency		
Current liabilities	60,075	63,711
Non-current liabilities	2,210,770	2,841,306
	2,270,845	2,905,017
Local currency		
Current liabilities	55,878	110,018
Non-current liabilities	428,376	1,378,733
	484,254	1,488,751
Foreign currency and local currency		
Current liabilities	115,953	173,729
Non-current liabilities	2,639,146	4,220,039
Total	2,755,099	4,393,768

(i) Prepayment in June 2021.

All amounts in thousands, except as otherwise stated

(b) Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated	
	Jun/2021	**Dec/2020**
2022	273,124	2,086,460
2023	1,077,029	1,824,477
2024	3,677,569	5,653,432
2025	1,083,700	1,121,748
2026	562,197	580,062
2027	499,293	514,819
2028	6,728,520	6,986,264
2029	211,539	217,418
2030	7,655,845	7,951,181
2031 and thereafter	9,670,160	13,477,331
Total	**31,438,976**	**40,413,192**

(c) Bonds

Issue date		Issue amount US$	Balance 2020 US$	Maturity	Interest (% per year)	Jun/2021	Dec/2020
Oct-2010 and feb-2012	(i)	700,000		no maturity date	7.38		2,598,350
Jul-2011 and jul-2012	(ii)	750,000	586.785	Jul-2041	7.13	2,990,326	4,019,404
May-2012	(ii)	500,000	255.386	May-2022	5.38	1,282,737	1,500,304
Feb-2014 and may-2014	(ii)	750,000	620.293	Feb-2024	6.45	3,178,164	4,000,875
Oct-2017	(ii)	500,000	104.705	Jan-2023	3.50	526,790	1,034,179
Oct-2017		1,250,000	1,250.000	Jan-2028	4.50	6,385,621	6,633,913
Nov-2019		1,500,000	1,500.000	Jan-2030	4.50	7,643,987	7,941,207
Nov-2019		750,000	750.000	Jan-2050	5.88	3,843,487	3,992,933
Jul-2020	(iii)	600,000	600.000	Jan-2081	8.50	3,130,740	3,242,486
Total		7,300,000	5,667,169			28,981,852	34,963,651

(i) The remaining balance of US$500 million was settled in March 2021.
(ii) Prepayments during the second quarter of 2021 in the amount of US$358,347 million.
(iii) According to the specific methodology applied by some rating agencies, the liability is classified as a hybrid capital instrument. Therefore, 50% of the amount raised is not included in the calculation of leverage ratios under this methodology.

All amounts in thousands, except as otherwise stated

(d) Guarantees

Braskem has given collaterals for part of its borrowings as follows:

Loans	Maturity	Total debt 2021	Total guaranteed	Guarantees
FINEP	Jul-2024	337	337	Bank surety
FINISA	Dec-2023	2,876	2,876	Bank surety
BNB-FNE	Jun-2027	5,165	5,165	Bank surety and pledge of reserve liquidity fund.
Total		8,378	8,378	

15 Braskem Idesa Financing

The information on Braskem Idesa borrowings as disclosed in the 2020 annual financial statements of the Company, in Note 17.

Identification	Principal amount US$	Balance 2021 US$	Maturity	Charges (% per year)		Consolidated Jun/2021	Consolidated Dec/2020
Project finance							
Project finance I	700,000	429,846	Feb-2027	Us dollar exchange variation + quarterly Libor + 3.25	(i)	2,147,142	2,444,515
Project finance II	210,000	121,986	Feb-2027	Us dollar exchange variation + 6.17		611,492	690,311
Project finance III	600,000	384,621	Feb-2029	Us dollar exchange variation + 4.33	(ii)	1,923,401	2,145,326
Project finance IV	660,000	435,382	Feb-2029	Us dollar exchange variation + quarterly Libor + 3.88	(iii)	2,176,451	2,419,920
Total under current liabilities	2,170,000	1,371,835				6,858,486	7,700,072
Bond	900,000	900,000	nov-2029	Us dollar exchange variation + 7.45		4,518,686	4,729,587
Transactions costs						(332,981)	(370,421)
Total						11,044,191	12,059,238
Current liabilities						6,825,830	7,660,128
Non-current liabilities						4,218,361	4,399,110
Total						11,044,191	12,059,238

(i) Partial prepayment of US$10,630.
(ii) Partial prepayment of US$9,111.
(iii) Partial prepayment of US$13,212.

In line with the Company's Financial Policy, the investment in the Braskem Idesa petrochemical complex was financed under a Project Finance model, under which the construction loan is paid exclusively using the cash generated by the Braskem Idesa itself and the shareholders provide limited guarantees. This financing includes the guarantees typical to Project Finance transactions, such as assets, receivables, cash generation and other rights of Braskem Idesa. The financing also contains various other covenants typical to contracts of this kind.

At June 30, 2021, certain non-monetary obligation established in the contracts remained unfulfilled. As a result, the entire balance of non-current liabilities, in the amount of R$5,866,153, was reclassified to current liabilities.

In accordance with the accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the prepayment of obligations in the short term. In this context, note that none of the creditors requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule.

Furthermore, Braskem Idesa has been negotiating the approval of such breaches with its creditors to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

All amounts in thousands, except as otherwise stated

The following amortization schedule presents the long-term maturities, considering the contractual obligations mentioned above, as well as the original maturities.

	With breach of contratual obligations		Original Long-Term Maturities	
	Jun/2021	Dec/2020	Jun/2021	Dec/2020
2022			503,308	907,343
2023			1,105,647	1,157,584
2024			1,211,747	1,268,619
2025			1,094,017	1,145,377
2026			921,133	964,410
2027			409,368	428,750
2028			319,567	334,753
2029	4,218,361	4,399,110	4,519,727	4,730,920
Total	**4,218,361**	**4,399,110**	**10,084,514**	**10,937,756**

16 Debentures

The information related to debentures as disclosed in the 2020 annual financial statements of the Company, in Note 18. The debentures were issued by the subsidiaries Cetrel and DAC.

					Consolidated	
Issue date	Issuer	Series	Maturity	Annual financial charges (%)	Jun/2021	Dec/2020
Mar-2013	DAC	Single	Mar-2025	IPCA + 6%	163,309	177,009
Sep-2013	Cetrel	Single	Sep-2025	126.5% of CDI	52,975	59,106
					216,284	**236,115**
Current liabilities					56,367	54,436
Non-current liabilities					159,917	181,679
Total					**216,284**	**236,115**

(a) Payment schedule

The maturity profile of the long-term debentures is as follows:

		Consolidated
	Jun/2021	Dec/2020
2022	27,419	53,406
2023	54,853	53,417
2024	54,880	53,443
2025	22,765	21,413
Total	**159,917**	**181,679**

(b) Guarantees

The issuers entered into agreements for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the three months of the installments coming due, under the terms of the instruments of assignment.

All amounts in thousands, except as otherwise stated

17 Reconciliation of borrowing activities in the statement of cash flow

							Consolidated
						Current and non-current	
	Borrowings, debentures and Braskem Idesa financing						
	Borrowings	Debentures	Total borrowings and debentures	Braskem Idesa financing	Loan to non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balance at December 31, 2020	**41,732,123**	**236,115**	**41,968,238**	**12,059,238**	**3,222,493**	**3,207,886**	**5,456**
Acquired	11,142		11,142				
Payments	(6,650,451)	(19,612)	(6,670,063)	(503,500)		(395,664)	(109)
Cash used in financing activities	**(6,639,309)**	**(19,612)**	**(6,658,921)**	**(503,500)**		**(395,664)**	**(109)**
Other changes							
Interest paid	(1,123,789)	(13,625)	(1,137,414)	(340,405)		(111,834)	
Interest and monetary and exchange variations, net	1,003,630	13,406	1,017,036	238,036	47,996	26,306	
VAT on loan					1,005		
New contracts						183,852	
Currency translation adjustments	(1,078,854)		(1,078,854)	(409,178)	(112,403)	(56,282)	
Prescribed dividends							(1,653)
	(1,199,013)	**(219)**	**(1,199,232)**	**(511,547)**	**(63,402)**	**42,042**	**(1,653)**
Balance at June 30, 2021	**33,893,801**	**216,284**	**34,110,085**	**11,044,191**	**3,159,091**	**2,854,264**	**3,694**

All amounts in thousands, except as otherwise stated

18 Financial instruments

The accounting policies of financial instruments as disclosed in the 2020 financial statements of the Company, in Note 20.

18.1 Non-derivative financial instruments and other liabilities – consolidated

	Note	Classification by category	Fair value hierarchy	Book value Jun/2021	Book value Dec/2020	Fair value Jun/2021	Fair value Dec/2020
Cash and cash equivalents	3						
Cash and banks		Amortized cost		1,039,157	1,946,963	1,039,157	1,946,963
Financial investments in Brazil		Fair value through profit or loss	Level 2	5,387,433	8,271,312	5,387,433	8,271,312
Financial investments abroad		Fair value through profit or loss	Level 2	3,338,423	3,644,577	3,338,423	3,644,577
				9,765,013	**13,862,852**	**9,765,013**	**13,862,852**
Financial investments	4						
LFT's and LF's		Fair value through profit or loss	Level 2	2,321,474	2,163,042	2,321,474	2,163,042
Time deposit investments		Amortized cost		96,317	53,941	96,317	53,941
Other		Fair value through profit or loss	Level 2	1,403,547	1,425,808	1,403,547	1,425,808
				3,821,338	**3,642,791**	**3,821,338**	**3,642,791**
Trade accounts receivable	5	Amortized cost		**7,934,327**	**4,677,092**	**7,934,327**	**4,677,092**
Trade accounts receivable	5	Fair value through other comprehensive income	Level 2	**91,272**	**78,116**	**91,272**	**78,116**
Trade payables	13	Amortized cost		**10,696,583**	**9,953,548**	**10,696,583**	**9,953,548**
Borrowings	14	Amortized cost					
Foreign currency - Bond			Level 1	28,981,852	34,963,651	31,707,618	37,155,060
Foreign currency - other borrowings			Level 2	5,011,988	5,959,493	5,361,842	6,371,070
Local currency			Level 2	492,295	1,499,400	1,891,488	2,591,920
				34,486,135	**42,422,544**	**38,960,948**	**46,118,050**
Braskem Idesa borrowings	15	Amortized cost					
Project Finance			Level 2	6,858,486	7,700,072	10,430,729	11,486,114
Bond			Level 1	4,518,686	4,729,587	4,799,965	4,411,259
				11,377,172	**12,429,659**	**15,230,694**	**15,897,373**
Debentures	16	Amortized cost	Level 2	**216,284**	**236,115**	**222,270**	**248,778**
Loan ton non-controlling shareholder of Braskem Idesa		Amortized cost		**3,159,091**	**3,222,493**	**3,159,091**	**3,222,493**
Leniency agreement	23	Amortized cost		**1,090,594**	**1,474,350**	**1,090,594**	**1,474,350**

All amounts in thousands, except as otherwise stated

18.2 Derivative financial instruments

18.2.1 Changes

	Operation characteristics		Accumulated OCI (equity)			Net (Asset)/ Liability			Net (Asset)/ Liability
Identification	Principal exposure	Derivatives	Extrinsic value	Intrinsic value	Fair value	Dec/2020	Change in fair value	Financial settlement	Jun/2021
Non-hedge accounting transactions									
Exchange swap	Argentine peso	Dollar				(3)	29	(26)	
NCE swap	Real	Dollar				145,144	48,726	(193,870)	
Swap C3/PGP	Propane	Propene				63,901	73,168	(3,156)	133,913
Swap Nafta/Gasolina	Gasoline	Naphtha				7,046	23,232	(9,817)	20,461
						216,088	**145,155**	**(206,869)**	**154,374**
Hedge accounting transactions									
Dollar call and put options	Real	Dollar	66,550	9,550	76,101	144,801	(186,105)	(34,797)	(76,101)
Interest rate swaps	Libor	Fixed rates			(185,573)	155,775	(50,468)	(2,694)	102,613
Dollar swap CDI	Real	Dollar+Fixed rates			(362,749)	566,640	(203,891)		362,749
			66,550	**9,550**	**(472,221)**	**867,216**	**(440,464)**	**(37,491)**	**389,261**
Derivatives									
Current assets						(33,769)			(117,033)
Non-current assets						(34,091)			(41,548)
Current liabilities						592,251			408,213
Non-current liabilities						558,913			294,003
						1,083,304			**543,635**

(a) Hedge accounting transactions

(a.i) Dollar call and put option

On June 30, 2021, Braskem held a total notional amount of put options of R$2.17 billion, with an average strike price of 4.59 R$/US$. Simultaneously, the Company also held a total notional amount of call options of R$1.5 billion, with an average strike price of R$/US$6.5. The operations have a maximum term of 24 months.

Dollar-denominated future sales in Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, which is recognized under shareholders' equity in other comprehensive income.

	Operation characteristics		Accumulated OCI (equity)		
Identification	Principal exposure	Derivatives	Extrinsic value	Intrinsic value	Fair value
Dollar call and put option	Real	Dollar	66,550	9,550	76,101

(a.ii) Dollar Swap

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.27 billion, with annual maturities over the following 5 years starting January 2019. The amount payable in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the

All amounts in thousands, except as otherwise stated

domestic market subject to fluctuations in Brazilian Real/U.S. dollar price. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in the line "Other comprehensive income" and will be recognized in the financial result only upon the maturity of each installment. The future elements of forward exchange contracts are excluded from designation of hedge instrument and are separately recorded as hedging cost, which is recognized under shareholders' equity in the hedge cost reserve.

(a.iii) Hedge operation by the subsidiary Braskem Idesa related to Project Finance

Interest rate swap linked to LIBOR

Identification	Nominal value US$	Hedge (interest rate per year)	Maturity	Fair value, net Jun/2021	Dec/2020
Swap Libor I to VI	560,063	1.9825%	Aug-2025	102,613	155,775
Total	**560,063**			**102,613**	**155,775**
Derivatives					
Non-Current assets					
Current liabilities				47,004	53,838
Non-Current liabilities				55,609	101,937
Total				**102,613**	**155,775**

Braskem Idesa contracted swap operations with the purpose of offsetting part of the LIBOR variation arising from the financings mentioned in Note 15. This hedge operation shares the same guarantees with the Project Finance.

18.3 Non-derivative financial liabilities designated to hedge accounting

(a.i) Future exports in U.S. dollars

At June 30, 2021, the exports that were designated not yet realized and not discontinued are shown below:

	Total nominal value US$
2023	200,000
2024	688,854
2025	800,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	5,338,854

The following table shows the changes in financial instruments designated for this hedge in the period:

	Dec/2020	Hedge discontinued	Designations	Jun/2021
				US$
Designated balance	5,274,854	336,000	400,000	5,338,854

All amounts in thousands, except as otherwise stated

At June 30, 2021, the maturities of financial liabilities designated, within the scope of the consolidated statement of financial position, were as follows:

	Total nominal value US$
2023	200,000
2024	688,854
2025	800,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	5,338,854

The following table provides the balances of exchange variation recognized in the Company's net financial income (expenses) due to the realization of exports designated, for this hedge in the six-month period ended June 30, 2021:

	Total nominal value US$	Conversion rate at Inception R$/US$	Gross nominal value
First quarter	150,000	2.0017	505,945
Second quarter	186,000	2.0017	645,837
	336,000		1,151,782

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
At December 31, 2020	**(13,095,288)**	**4,452,397**	**(8,642,891)**
Exchange variation recorded in the period on OCI / IR and CSL	1,114,746	(379,013)	735,733
Exchange variation transferred to profit or loss / IR and CSL	1,151,782	(391,606)	760,176
At June 30, 2021	**(10,828,760)**	**3,681,778**	**(7,146,982)**

All amounts in thousands, except as otherwise stated

(a.ii) Liabilities related to the Project Finance of future sales in U.S. dollar

At June 30, 2021, designated and unrealized sales were as follows:

	Nominal value US$
2021	109,338
2022	183,318
2023	230,992
2024	251,884
2025	227,775
2026	192,651
2027	89,516
2028	71,341
2029	15,020
2030	225,000
2031	225,000
2032	225,000
2033	225,000
	2,271,835

The following table shows the changes in financial instruments designated for this hedge in the period:

				US$
	Dec/2020	Discontinued hedge	Realizated discontinued hedge	Jun/2021
Designated balance	2,371,443	(145,703)	46,095	2,271,835

At June 30, 2021, the designated financial liabilities to hedge future sales were distributed as follows:

	Nominal value US$
2021	109,338
2022	183,318
2023	230,992
2024	251,884
2025	227,775
2026	192,651
2027	89,516
2028	71,341
2029	15,020
2030	225,000
2031	225,000
2032	225,000
2033	225,000
	2,271,835

All amounts in thousands, except as otherwise stated

The following table provides the amounts of hedge accounting discontinued in the six-month period ended June 30, 2021 (US$730,387), which is recorded in Braskem Idesa's shareholders' equity under "Other comprehensive income" and will be transferred to "profit and loss" according to the schedule of future hedged sales as they occur:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
Hedge discontinued in May 16, 2016	10,360	13.4541	17.9915	47,007	13,101
Hedge discontinued in December 2, 2019	691,380	13.6664	19.6113	4,110,194	1,145,511
Hedge discontinued in December 10, 2019	27,858	13.4541	19.3247	163,543	45,579
Hedge discontinued in February 18,2020	789	13.4541	18.5712	4,037	1,125
	730,387			**4,324,781**	**1,205,316**

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated and discontinued for this hedge in the six-month period ended June 30, 2021:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
First quarter	69,855	13.6534	19.9798	441,930	117,985
Second quarter	75,848	13.6515	20.5309	521,789	125,812
	145,703			**963,719**	**243,797**

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" are as follows:

	Exchange variation	IR	Net effect
At December 31, 2020	**(2,534,135)**	**760,979**	**(1,773,156)**
Exchange variation recorded in the period on OCI / IR	24,034	(7,210)	16,824
Exchange variation transferred to profit or loss / IR	243,797	(73,139)	170,658
At June 30, 2021	**(2,266,304)**	**680,630**	**(1,585,674)**

All amounts in thousands, except as otherwise stated

18.4 Credit quality of financial assets

(a) Trade accounts receivable

The Company's clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

At June 30, 2021 and December 31, 2020, considering the stages 1, 2 and 3 of expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

				(%)
			Jun/2021	Dec/2020
1	Minimal Risk		71.16	67.52
2	Low Risk		19.72	20.08
3	Medium Risk		7.29	10.43
4	High Risk		1.32	1.10
5	Very High Risk	(i)	0.51	0.86

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators:

		Last 12 months
	Domestic market	Export market
June 30, 2021	0.02%	0.05%
December 31, 2020	0.05%	0.14%
June 30, 2020	0.07%	0.13%

This calculation considers the accounts receivable figure overdue more than 30 days, divided by consolidated gross revenue in the last 12 months.

For the export market, around 80% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, around 42% of the portfolio has guarantees, mainly surety from the partners of counterparties, complemented by credit insurance.

All amounts in thousands, except as otherwise stated

(b) Other financial assets

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy approved by the Board of Directors.

		Jun/2021	Dec/2020
Financial assets with risk assessment			
AAA		10,233,844	13,639,273
AA+		480,782	412,612
AA		881,186	735,755
AA-		197,098	199,405
A+		645,892	1,336,334
A		96,317	53,941
A-		326,940	91,487
BBB+		5	982,225
BBB		674,889	49
		13,536,953	17,451,081
Financial assets without risk assessment			
Other financial assets with no risk assessment	(i)	49,398	54,562
		49,398	54,562
Total		**13,586,351**	**17,505,643**

(i) Investments approved by the Management, in accordance with the financial policy.

18.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On June 30, 2021, the main risks that can affect the value of Company's financial instruments are:

- U.S. dollar/Brazilian Real exchange rate;
- Mexican peso/Brazilian Real exchange rate;
- LIBOR floating interest rate;
- IPCA inflation rate;
- Selic interest rate; and
- CDI interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

All amounts in thousands, except as otherwise stated

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the impact on the mark-to-market adjustment that could result in one month as from June 30, 2021, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$44.864 for put options and call options (Note 18.2.1 (a.i)), US$1.908 for the swap of LIBOR related to Braskem Idesa project (Note 18.2.1 (a.iii)) and US$23.275 for Dollar swap (Note 18.2.1(a.ii)).

(c) Selection of scenarios

The Focus Market Readout published by the Central Bank of Brazil (BACEN) was used to develop the probable scenario for the U.S. dollar/Brazilian Real exchange rate, the Selic interest rate and the CDI interest rate as at June 30, 2021.

According to the Market Readout, at the end of 2021, the U.S. dollar will remain at approximately R$5.10, while the Selic rate should remain at 6.50% p.a. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout survey does not include consensus forecasts for the LIBOR rate, the average projection of the U.S. Federal Reserve for the Federal Funds rate at the end of the year was used, published in March 2021, in comparison with the Treasury Rate curve on June 30, 2021.

For each variable analyzed in the sensitivity analysis, the Company estimated annualized variations corresponding to 1 to 3 standard deviations of the monthly averages of the last five years, which are equivalent to approximately 15.866% and 0.135% of probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

Effects of COVID-19

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date June 30, 2021. Given the instability in the current economic scenario caused by the COVID-19 pandemic, interest rates and foreign exchange rates are affected daily. Therefore, during the period for reporting this quarterly information the current value and the probable scenario of these parameters may have changed. However, Braskem's gains and losses in these probable stress scenarios are analyzed by increasing each variable according to the aforementioned.

All amounts in thousands, except as otherwise stated

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

Instrument / Sensitivity	Probable	Reasonably possible (14%)	Gain (losses) Possible (41%)
Brazilian real/U.S. dollar exchange rate			
Bonds	(654,982)	(4,602,789)	(13,808,368)
Braskem Idesa borrowings	(134,093)	(942,318)	(2,826,954)
Export prepayments	(8,843)	(62,145)	(186,434)
Investments	(17,798)	(125,075)	(375,225)
SACE	(34,147)	(239,962)	(719,886)
Dollar call and put options (i)	(78,362)	(355,748)	(1,457,251)
Dollar swap x CDI	(36,232)	(190,614)	(571,843)
MONFORTE	(5,163)	(36,284)	(108,853)
Nexi	(22,176)	(155,839)	(467,517)
Other	(9,829)	(69,071)	(207,213)
Financial investments abroad	104	731	2,193

Instrument / Sensitivity	Probable	Reasonably possible (39%)	Gain (losses) Possible (118%)
Libor floating interest rate			
Export prepayments	(20,247)	(10,996)	(32,989)
Swap	31,110	16,853	50,280
Braskem Idesa borrowings	(251,361)	(136,517)	(409,550)
Nexi	(110,771)	(60,161)	(180,484)
SACE	(127,130)	(69,046)	(207,137)
MONFORTE	(8,543)	(4,640)	(13,919)
Investments	(60,900)	(33,075)	(99,226)
Other	(9,112)	(4,949)	(14,847)

Instrument / Sensitivity	Probable	Reasonably possible (17%)	Gain (losses) Possible (52%)
CDI interest rate			
Debentures	(5,196)	(2,269)	(7,029)
Financial investments in local currency	163	73	218

Instrument / Sensitivity	Probable	Reasonably possible (53%)	Gain (losses) Possible (159%)
IPCA interest rate			
Debêntures	15,610	(31,189)	(104,112)
BNDES	145,964	(349,318)	(1,498,001)
BNB/ FINEP/ FUNDES/FINISA/FINAME/FNE	528	(1,077)	(3,698)

Instrument / Sensitivity	Probable	Reasonably possible (17%)	Gain (losses) Possible (52%)
Selic interest rate			
Leniency agreement	(21,811)	(9,718)	(29,143)

(i) The Company is in the short position of a possible counterparty call.

All amounts in thousands, except as otherwise stated

19 Taxes payable

The information related to taxes payable as disclosed in the 2020 annual financial statements of the Company, in Note 21.

	Consolidated		Parent company	
	Jun/2021	Dec/2020	Jun/2021	Dec/2020
Brazil				
IPI	116,488	125,338	116,488	125,338
ICMS	425,946	403,422	424,509	400,517
PIS and COFINS	309,770	284,944	306,388	282,464
Other	49,119	43,560	47,504	41,982
Other countries				
Value-added tax	1,530	16,027		
Other	134,256	80,768		
Total	**1,037,109**	**954,059**	**894,889**	**850,301**
Current liabilities	1,037,109	952,689	894,889	848,931
Non-current liabilities		1,370		1,370
Total	**1,037,109**	**954,059**	**894,889**	**850,301**

20 Income tax ("IR") and social contribution ("CSL")

(a) Amounts recognized in profit and loss

	Consolidated		Parent company	
	Jun/2021	Jun/2020	Jun/2021	Jun/2020
Profit (loss) before IR and CSL	**13,297,044**	**(9,296,433)**	**12,342,223**	**(8,592,881)**
IR and CSL at the rate of 34%	(4,520,995)	3,160,787	(4,196,356)	2,921,580
Permanent adjustments to the IR and CSL calculation basis				
IR and CSL on equity in results of investees	1,017	7,550	1,650,009	(102,113)
Thin capitalization	(334,398)	(334,629)	(334,398)	(334,629)
Effect of the refund of Braskem America´s tax benefit	384,884		384,884	
Difference of rate applicable to each country	785,010	(73,227)		
Other permanent adjustments	363,150	(19,479)	71,431	(16,935)
Effect of IR and CSL on results of operations	**(3,321,332)**	**2,741,002**	**(2,424,430)**	**2,467,903**
Breakdown of IR and CSL:				
Current IR and CSL expense				
Current year	(1,777,916)	(200,173)	(1,025,628)	(214)
	(1,777,916)	**(200,173)**	**(1,025,628)**	**(214)**
Deferred IR and CSL expense				
Origination and reversal of temporary differences	(1,257,339)	2,941,175	(1,398,802)	2,468,117
Tax losses (IR) and negative base (CSL)	(286,077)			
	(1,543,416)	**2,941,175**	**(1,398,802)**	**2,468,117**
Total	**(3,321,332)**	**2,741,002**	**(2,424,430)**	**2,467,903**
Effective rate	**25.0%**	**29.5%**	**19.6%**	**28.7%**

All amounts in thousands, except as otherwise stated

(b) Deferred income tax and social contribution

	Consolidated		Parent company	
Asset	Jun/2021	Dec/2020	Jun/2021	Dec/2020
Tax losses (IR) and negative base (CSL)	2,991,089	3,278,184	58,421	58,421
Goodwill amortized	2,640	6,520	2,641	2,823
Exchange variations	2,797,949	3,817,615	2,797,949	3,817,615
Temporary adjustments	4,452,315	4,996,337	3,970,105	4,582,628
Business combination	41,548	56,211	41,548	56,211
Tax credits		77,032		77,033
Other	31,973	45,366	31,973	31,972
	10,317,514	12,277,265	6,902,637	8,626,703
Liability				
Amortization of goodwill based on future profitability	722,239	722,222	715,568	715,568
Tax depreciation	3,713,295	3,737,169	964,885	1,010,376
PIS/COFINS credit - exclusion of ICMS from the calculation basis	665,813		665,813	
Temporary adjustments	160,357	158,232		
Business combination	957	1,302	957	1,302
Present value adjustment and amortized cost	60,272	58,765	60,272	58,765
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	255,695	300,475	255,695	300,475
Other	3,860	3,526	3,860	3,516
	5,582,488	4,981,691	2,667,050	2,090,002

(c) Offset for the purpose of presentation in the consolidated statement of financial position

				Jun/2021
	Headquarters (Country)	Tax calculation	Offsetting	Balance
Assets				
Braskem S.A.	Brazil	6,902,637	(2,667,050)	4,235,587
Braskem Argentina	Argentina	2,027		2,027
Braskem America	USA	370,757	(370,757)	
Braskem Alemanha	Germany	49,233		49,233
Braskem Chile	Chile	285		285
Braskem Idesa	Mexico	2,909,063	(1,329,227)	1,579,836
Braskem Idesa Serviços	Mexico	13,523		13,523
Braskem México Serviços	Mexico	3,816		3,816
Cetrel	Brazil	25,002	(5,121)	19,881
DAC	Brazil	41,171	(1,549)	39,622
		10,317,514	(4,373,704)	5,943,810
Liabilities				
Braskem S.A	Brazil	2,667,050	(2,667,050)	
Braskem America	USA	1,579,541	(370,757)	1,208,784
Braskem Idesa	Mexico	1,329,227	(1,329,227)	
Cetrel	Brazil	5,121	(5,121)	
DAC	Brazil	1,549	(1,549)	
		5,582,488	(4,373,704)	1,208,784

All amounts in thousands, except as otherwise stated

	Headquarters (Country)	Tax calculation	Offsetting	Dec/2020 Balance
Assets				
Braskem S.A.	Brazil	8,626,703	(2,090,002)	6,536,701
Braskem Argentina	Argentina	2,850		2,850
Braskem America	USA	293,942	(293,942)	
Braskem Alemanha	Germany	47,277		47,277
Braskem Chile	Chile	287		287
Braskem Idesa	Mexico	3,213,624	(1,356,693)	1,856,931
Braskem Idesa Serviços	Mexico	14,765		14,765
Braskem México Serviços	Mexico	8,503		8,503
Cetrel	Brazil	23,645	(5,269)	18,376
DAC	Brazil	45,669	(1,387)	44,282
		12,277,265	**(3,747,293)**	**8,529,972**
Liabilities				
Braskem S.A	Brazil	2,090,002	(2,090,002)	
Braskem America	USA	1,528,340	(293,942)	1,234,398
Braskem Idesa	Mexico	1,356,693	(1,356,693)	
Cetrel	Brazil	5,269	(5,269)	
DAC	Brazil	1,387	(1,387)	
		4,981,691	**(3,747,293)**	**1,234,398**

(d) Realization of deferred income tax and social contribution

In the period ended June 30, 2021, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

21 Sundry provisions

The information on sundry provisions as disclosed in the 2020 annual financial statements of the Company, in Note 23.

	Note	Consolidated Jun/2021	Consolidated Dec/2020	Parent company Jun/2021	Parent company Dec/2020
Provision for environmental damages	(a)	548,788	602,490	544,206	595,855
Provision for customers rebates	(b)	60,170	123,465	23,133	47,395
Other		209,812	148,253	170,057	112,768
Total		**818,770**	**874,208**	**737,396**	**756,018**
Current liabilities		286,366	362,407	244,747	279,702
Non-current liabilities		532,404	511,801	492,649	476,316
Total		**818,770**	**874,208**	**737,396**	**756,018**

All amounts in thousands, except as otherwise stated

(a) Provision for recovery of environmental damages

The Company operates in several countries and is subject to different environmental laws and regulations inherent to the operations and activities areas. Remediation expenses are incurred during several years due to their complexity and extension. New information on websites, new technologies or future developments, such as involvement in investigations by regulatory agencies, may require that we reevaluate our potential exposure related to environmental matters. The Company has identified areas where remediation actions will be necessary. Due to the high complexity in identifying potential environmental impacts, alternative solutions and recovery costs estimations, these estimates can only be made with reasonable assurance after the completion of all phases of the process to identify and investigate environmental liabilities, which are in accordance with the phases and protocols established by environmental agencies. The Company monitors the areas under study to capture any new facts and changes in circumstances that change the prognosis of actions to be adopted and consequently affect the estimation of provision for environmental remediations.

(b) Rebates

Some sales agreements of the Company provide for a rebate, in products, should certain sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly in a provision, assuming that the minimum contractual amount will be achieved. As it is recognized based on contracts, the provision is not subject to significant uncertainties with respect to their amount or settlement.

22 Contingencies

The description of the main contingent liabilities of the Company was presented in the 2020 annual financial statements, in Note 24.1.

22.1 Claims with probable chance of loss and contingent liabilities arising from business combinations

	Consolidated		Parent company	
	Jun/2021	**Dec/2020**	**Jun/2021**	**Dec/2020**
Labor claims	286,384	280,066	279,671	272,989
Tax claims				
Normal operations				
IR and CSL	49,379	57,662	49,379	57,662
PIS and COFINS	227,174	226,742	227,174	226,742
ICMS	15,880	14,104	15,880	14,104
Other tax claims	16,830	19,759	13,194	16,123
	309,263	**318,267**	**305,627**	**314,631**
Business Combination				
IR and CSL	3,715	3,680	3,715	3,680
PIS and COFINS	65,664	65,041	65,664	65,041
ICMS - interstate purchases	308,700	305,747	308,700	305,747
	378,079	**374,468**	**378,079**	**374,468**
Corporate claims	134,531	126,057	134,531	126,057
Civil claims and other	66,130	52,229	62,919	49,422
	1,174,387	**1,151,087**	**1,160,827**	**1,137,567**

All amounts in thousands, except as otherwise stated

22.2 Claims and contingent liabilities with possible chance of loss

The description of the main claims with possible losses are presented in the 2020 annual financial statements, in Note 24.2.

			Consolidated
	Note	Jun/2021	Dec/2020
Tax claims	(a)	12,212,714	12,156,030
Civil claims - Alagoas	24.1	2,189,124	796,712
Civil claims - Other		763,102	708,120
Labor claims		681,599	663,448
Environmental claims		544,650	507,973
Social security claims		360,641	326,730
Other lawsuits		318,749	286,643
Total		**17,070,579**	**15,445,656**

(a) Tax contingencies

IR and CSL – Charges on amortization of goodwill

The subsidiary Cetrel S.A. and its subsidiary Distribuidora de Água Camaçari S.A. were notified by the Federal Revenue Service of Brazil, in December 2020 and June 2021, respectively, for the deduction of tax amortization charges on goodwill arising from the acquisition of equity interests in 2012.

The Management, based on its evaluation and that of the Company's external legal advisors, estimates that the chances of loss of these lawsuits as possible, since the equity interests were acquired (i) for a certain amount, in an arm's length transaction, (ii) with effective payment and (iii) for the purposes of trading, resulting from the allocation of assets for treatment of wastewater and waste in environmental segment. The lawsuits are pending in the administrative level.

On June 30, 2021, the amounts of these claims adjusted for inflation came to R$175,638.

22.3 Class action

On August 25, 2020, an action was filed against Braskem and some of its current and former executives in the US District Court for the District of New Jersey, in the United States, on behalf of an alleged class of investors who acquired Braskem's shares. The action is grounded in the U.S. Securities Exchange Act of 1934 and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas. On January 15, 2021, the Court named two plaintiffs to act as leading plaintiffs in the action. On April 28, 2021, the lead plaintiff of the action filed a consolidated complaint with its initial arguments, defining as relevant the period of acquisition of the Company's securities from March 21, 2019 to July 8, 2020. The Company engaged a specialized US-based law office to represent it in the class action and has already filed a motion to dismiss on June 28, 2021.

The Management, based on its assessment and that of its external legal advisors, and given the initial phase of the aforementioned class action, considers that it is not possible at the moment to reliably estimate the potential amount involved.

All amounts in thousands, except as otherwise stated

Braskem cannot reliably predict the future developments of this matter or the expenses arising from it, including rates and costs in solving the dispute. The Company may be named as a defendant in other legal actions.

23 Leniency agreement

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings. The Company cooperated and continues to cooperate with government authorities from various jurisdictions, including the Department of Justice of the United States (DoJ), the Securities and Exchange Commission of the United States (SEC), the Federal Prosecution Office (MPF) and the Swiss Office of the Attorney General (OAG).

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the approximate amount of US$957 million (approximately R$3.1 billion, at the time), which were officially ratified as follows:

1. In Brazil, the MPF Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13th Federal Court of Curitiba on June 6, 2017.
2. The agreement with the U.S. Department of Justice ("DoJ") was confirmed by a U.S. court ruling on January 26, 2017 ("Plea Agreement").
3. The agreement with the Securities and Exchange Commission ("SEC") was confirmed on February 28, 2017.
4. The agreement with the Swiss authorities did not require ratification to produce effects; on December 21, 2016, the OAG concluded its investigations and issued an order to conclude the case based on the Company's collaboration.

As disclosed to the market on July 10, 2018 and as per the material fact notice on May 27, 2019, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements").

The CGU/AGU Agreement addresses the same facts that are the subject of the Global Settlement entered into in December 2016 and provides for an additional disbursement of R$409,877 million due to the calculations and parameters adopted by CGU/AGU. As ratified by the Federal, funds under the MPF Agreement were allocated to the payment of the CGU/AGU Agreement (the outstanding installments of the MPF Agreement will benefit from CGU/AGU Agreement and will be updated by the variation in the Selic basic interest rate as of the execution of the CGU/AGU Agreement).

The AGU, CGU and MPF agreed to allocate most of the amounts received under the Agreements to the reparation of victims of the wrongdoings, including other public authorities and agencies, and to adopt monitoring measures of such third parties with which Braskem comes to start negotiations in connection with the matters under the Agreements, seeking to avoid the duplication of compensation.

Of the aggregate amount of the Agreements, the Company has already paid approximately R$2.75 billion, as follows:

1. US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;
2. US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;
3. CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;
4. R$736,445 to the MPF, paid on July 6, 2017;

All amounts in thousands, except as otherwise stated

5. R$267,985 to the MPF, related to the first of six annual installments due by 2023, paid on January 30, 2018;
6. CHF16,065 (R$62,021) to the Swiss Office of the Attorney General, related to the first of four annual installments due by 2021, paid on June 28, 2018;
7. R$278,034 to the MPF, related to the second of six annual installments payable until 2023, paid on January 30, 2019;
8. CHF16,065 (R$58,034) to the Swiss Office of the Attorney General, related to the second of four annual installments payable until 2021, paid on June 27, 2019;
9. R$257,256 paid on January 30, 2020 to the Federal Government corresponding to the annual installment of the leniency agreements entered into with the MPF and with the CGU and AGU, as described above;
10. CHF16,065 (R$92,586) to the Swiss Office of the Attorney General, related to the third of four annual installments payable until 2021, paid on June 30, 2020;
11. R$302,640 paid on February 1, 2021 to the Federal Government corresponding to the annual installment of the leniency agreements entered into with the MPF and with the CGU and AGU;
12. CHF16,065 (R$86,447) to the Swiss Office of the Attorney General, corresponding to fourth and last of the annual installments due on 2021, paid on June 28, 2021.

Furthermore, there is the outstanding amount of approximately R$1 billion, under the MPF Agreement and CGU/AGU Agreement, which will be paid in four annual installments adjusted by the variation in the Selic rate and payable until January 30 of 2025. To guarantee payment of the installments of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

In 2019, the Company also began negotiations with the Bahia State and Rio Grande do Sul State Prosecution Offices. Both adhered to the MPF Agreement. No additional payments are expected to be made by the Company.

The Agreements do not exempt the Company from other third parties, with legitimate interest, seeking indemnity for damages caused by the facts covered by the Agreements, including other authorities that seek to impose new pecuniary sanctions or fines or initiate new investigations into the Company. Therefore, even if the Company does not anticipate the need for any additional payment, it cannot guarantee that the total amount agreed will be sufficient for full reparation of all any injured parties.

The Company will continue to cooperate with the competent public authorities, while improving its compliance and anti-corruption practices. For the last three years, the Company was subject to external independent monitoring as a result of the Agreements. The monitors were responsible for verifying compliance with the Global Settlement, as well as the efficacy of internal controls, policies and procedures of the Company in reducing the risk of noncompliance with anti-corruption laws.

In March 2020, based on the certification report issued by the independent monitors, the MPF confirmed the end of the monitorship, the effectiveness of the Company's compliance program and the fulfillment of the obligations under the MPF Agreement. Subsequently, on May 13, 2020, the DoJ and the SEC confirmed the conclusion of the monitorship established under the agreements signed on December 21, 2016 ("Agreements") with said authorities. As per the Material Fact notice disclosed by the Company at the time, "the decision of the DoJ and SEC was based on a final report by the independent monitors that attested to the implementation, by the Company, of all the recommendations for structuring and executing its compliance program and that found said program in compliance with the standards established in the Agreements."

The Company is in compliance with all of its obligations under the Agreements.

All amounts in thousands, except as otherwise stated

24 Geological event - Alagoas

The Company operated, until May 2019, salt mining wells located in the city of Maceió, state of Alagoas, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. The operations were interrupted by the Company in May 2019, due to the release of a report by the Geological Survey of Brazil (CPRM), indicating that the geological phenomenon observed in the region, would be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

With the support of independent institutions and nationally and internationally renowned specialists, the Company conducted and has been conducting a series of studies focusing on: (i) understanding the geological phenomenon and possible surface effects; and (ii) analyzing the stabilization of the wells. The studies have been shared with the National Mining Agency (ANM) and other pertinent authorities, with which the Company has been maintaining constant dialogue.

On November 14, 2019, Braskem presented to the ANM measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its wells, and proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution, and are being adopted in coordination with the Brazilian Civil Defense and other authorities.

On January 3, 2020, the 3rd Federal Court of Alagoas ratified the Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU", and in conjunction with the MPE, DPE and MPF, the "Authorities"). The Agreement establishes cooperative actions for relocating residents from risk areas and guaranteeing their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem to the population in specified risk areas.

In June 2020, the Company received from the Authorities an official letter informing it of the updating of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), which expanded the area to be relocated. On July 15, 2020, the Company and the Authorities signed the First Amendment to the Agreement to incorporate this expansion into the PCF.

In September 2020, specialized and independent technical studies commissioned by the Company and carried out by internationally recognized entities ("Studies") were concluded. The Studies presented the potential impacts from the geological event on the surface of the region, bringing an analysis of scenarios in the short and long run, which include areas identified by the Civil Defense Map of June 2020. The Studies were submitted to the competent Authorities for definition of possible actions to be taken under mutual agreement. Given the update of the Civil Defense Map, in September 2020, the Company and the Authorities agreed to include additional properties in the PCF, with the execution of the Instrument of Resolutions in October 2020.

In parallel, as previously disclosed, the Company has been negotiating with the competent authorities the Public-Interest Civil Action for Socio-environmental Reparation proposed by the MPF, related to the geological event in Alagoas.

On December 30, 2020, the Company and the Authorities executed:

(i) the Second Amendment to the Agreement dated January 3, 2020 ("Agreement for Compensation of Residents") through which the parties agreed to include in the PCF the relocation of additional properties

All amounts in thousands, except as otherwise stated

defined by the Map of Sectors of the Civil Defense, which was updated in December 2020 to consider, among other information, the areas with future surface impacts, including in the long term, according to the Studies and comprising the area affected and with potential to be affected by the geological event according to these documents; and

(ii) the "Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation" and the "Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation" with the MPF and MPE, the latter as intervening-consenting party (jointly referred to as "Agreement for Socio-Environmental Reparation"), both detailed in Note 26.1 (ii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, and should be negotiated in the coming months.

As assessed by the Company and its external advisors, considering the short- and long-term effects of technical studies and the existing information and better estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on June 30, 2021 was R$7,668,760, with R$4,470,076 under current liabilities and R$3,198,684 under non-current liabilities. On December 31, 2020, the provision was R$9,175,777, with R$4,349,931 under current liabilities and R$4,825,846 under non-current liabilities.

The following table shows the changes in the provision in the period:

	Consolidated
Balance at December 31, 2020	**9,175,777**
Provisions	(211,625)
Write-offs (*)	(1,329,533)
Realization of present value adjusment	34,141
Balance at June 30, 2021	**7,668,760**
Current liability	4,470,076
Non-current liability	3,198,684
Total	**7,668,760**

(*) Of this amount R$ 1.248.618 refer to payments made and R$ 80.915 was reclassified to the trade payables.

The amounts included in the provision may be divided among the following action fronts:

a. Support for relocating and compensating the residents and owners of the properties located in the risk protection and monitoring areas, including properties that require special measures for their relocation, such as hospitals, schools and public equipment.

   For this action front, a provision was accrued in the amount of R$4,178,211 (R$4,154,260 net of adjustment to present value), which comprises expenses related to the relocation actions, such as relocation allowance, rent allowance, household goods transportation and the negotiation of individual agreements for compensation the residents and third parties affected.

All amounts in thousands, except as otherwise stated

b. Actions for closing and monitoring the salt wells. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. For four of them, the recommendation is to be filled with solid material, a process that should take three years. For the other 31 wells, the recommended actions are: conventional closure using the buffering technique, which consists of pressuring the cavity, a method adopted worldwide for cavities post-operation; confirmation of natural filling status; and, for certain wells, monitoring using sonar. The monitoring system implemented by Braskem provides for actions to be developed during and after the closure of wells, which basically are as follows: (i) monitoring using sonar or through pressure and temperature measurement in salt cavities; (ii) subsidence monitoring system; (iii) monitoring of vibrations using seismographs and microseismographs; and (iv) monitoring by tiltmeter and e inclinometer.

   The actions conducted by the Company are based on technical studies by contracted experts, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by ANM.

   The plans to close wells have a certain level of uncertainty, given that they may be updated until the cavities reach stabilization. Continuous monitoring is essential for confirming the results of the current recommendations. In addition, the conclusion of the studies to confirm the natural filling of certain cavities and the assessment of the future behavior of cavities to be monitored using sonar could indicate the need for certain additional measures to stabilize them.

   The total provision for implementing the measures defined for the 35 wells is R$1,393,172 (R$1,383,034 net of adjustment to present value). The amount was calculated based on existing techniques and solutions planned for the current conditions of the wells, including expenses with technical studies and their monitoring. The amount provisions could be changed in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations.

   The definition of the necessary measures for the recovery of areas potentially impacted by the geological phenomena depends on a more concrete diagnosis of the situation of the area and further discussion between the Company and the competent authorities (including the ANM).

c. Social and urban actions, in accordance with the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580,000 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, with R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The current provision amounted to R$1,532,799 (R$1,474,540 net of adjustment to present value).

d. Additional measures, for which the provision amounts to R$667,566 (R$656,926 net of adjustment to present value), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into with the Civil Defense; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure to provide services to residents (Residents Center); (iv) expenses with managing the event in Alagoas related to communication, compliance, legal services, etc.; and (v) other matters classified as a present obligation for the Company, even if not yet formalized.

   The Company's provisions are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including timing changes, extension and way of execution; effectiveness of action plans; and the conclusion of current and future studies that indicate recommendations of experts, and other new developments on the topic.

Braskem continues to face and could still face various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the individual proposal of the agreement, as well as potential claims by public utility concessionaires.

The measures related to the plans for the closure of mining fronts are subject to the analysis and approval of ANM, the monitoring of results of the measures un implementation, as well as the changes related to the dynamic nature of geological events.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be defined after the conclusion of the Environmental Diagnosis by a specialized and independent company. At this time, it is impossible to predict the outcome of these Environmental Diagnosis studies or their potential implications for additional disbursements to the costs already provisioned for by the Company.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió.To this purpose, the Company has been conducting additional analyzes and is currently being negotiated with the Municipality of Maceió. To date, the Company is unable to predict the results and the deadline of any discussions or any of their associated costs.

Therefore, the Company cannot eliminate the possibility of future developments related to the topic or related expenses, and the costs to be incurred by Braskem may differ from its estimates.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the quarterly information of the Company.

24.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action (ACP) filed by the Alagoas State Prosecution Office (MPE) and the Alagoas State Public Defender's Office – Reparation for Residents

Public-Interest Civil Action for Socio-environmental Reparation claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiros district and surrounding areas (currently includes the Mutange, Bebedouro and Bom Parto districts), in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company's financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion in assets, with the issue by the Company of a performance bond in the total amount of R$6.4 billion. Once the case reached the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under the Public-Interest Civil Action for Socio-environmental Reparation was approved on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU", and jointly with the MPE, DPE and MPF, the "Authorities"), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem, for the population in specified risk areas. The Agreement enabled the unfreezing of the Company's assets, the replacement of the former performance bond policies for two new policies in the aggregate amount of R$3 billion (with R$2 billion as guarantee of this Public-Interest Civil

All amounts in thousands, except as otherwise stated

Action and R$1 billion for guaranteeing the Public-Interest Civil Action described in item (ii) below) and the cessation of new asset freezing orders.

In July 2020, the first Amendment to the Agreement was executed to include properties in the relocation area and support under the PCF, based on the update of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"). The Company and the Authorities agreed to include properties in the service area in October, as a result of a new update of the Civil Defense Map after the conclusion of the independent technical and specialized studies engaged by the Company, which indicated potential impacts from the geological event on the region's surface ("Studies").

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement ("Agreement for Compensation of Residents") to dismiss the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the most recent version of the Civil Defense Map and in the Studies. The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies. The Company estimates that the total number of properties covered by PCF after the execution of the Second Amendment is around 15,000 properties.

Moreover, the Company and the Authorities agreed to: (i) created a technical group to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; (ii) transfer R$1 billion to Braskem's bank account specifically to cover the costs of the PCF, in ten monthly installments of R$100 million each, starting in January 2021; and (iii) reduce the performance bond in force, from R$2 billion to R$1.8 billion.

With the approval by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was dismissed.

To implement the actions envisaged in the Public-Interest Civil Act, the Company undertook to maintain R$2.7 billion in a checking account (R$1.7 billion under the Agreement and an additional R$1 billion under the Second Amendment), with minimum working capital of R$100 million, whose transactions will be verified by an external audit company.

On June 30, 2021, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$1,229.472 under current assets (R$1,322,725 on December 31, 2020). Over 2021, the Company entered into a commitment to allocate R$1 billion to this checking account, in ten monthly installments of R$100 million starting January 2021, as provided for in the Agreement for Compensation of Residents.

(ii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office (MPF-AL) – Social-environmental reparation

Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the BNDES, formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The original amount of the action, initially at R$28.3 billion, was adjusted by a court decision to R$27.6 billion.

In January 2020, the judge of the 3rd Federal Court of Alagoas denied the preliminary requests of the MPF, which filed appealed the decision. To avoid the risk of any new freezing of funds arising from this action, the Company presented a performance bond in the amount of R$1 billion in the process, as defined in the Agreement described in item (i) above.

All amounts in thousands, except as otherwise stated

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt the necessary measures to stabilize the cavities and monitor the soil; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company will continue to implement the action plans involving the closure of mining fronts prepared by Braskem and pending approval by the ANM, whose measures can be adjusted until the stability of cavities is verified.

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. After the study is concluded, the Company will implement and pay for any measures recommended by the study and agreed upon between the Company and the MPF. Since the study is in progress, we cannot anticipate its outcome or if it will entail additional provisions.

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the total amount of R$1,280 million to adopt actions and measures in vacated areas, urban mobility actions and social compensation actions.

Moreover, the Company and the MPF agreed to: (i) allocate the additional amount of R$300 million for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions; (ii) constitute a security interest on certain assets of the Company in the amount of R$2.8 billion to replace the performance bond of R$ 1 billion; and (iii) engage specialized consulting firms to support the definition of actions established in the Agreement for Socio-environmental Reparation and the update of the Company's socio-environmental compliance program.

With court approval of the Agreement for Socio-environmental Reparation on January 6, 2021, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed with regard to Braskem. Moreover, this agreement provides for the possibility of including other parties, at the discretion of the main parties.

(iii) Action for Damages – Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. As of June 30, 2021, the amount of this action is R$198 million (R$181 million at December 31, 2020).

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

All amounts in thousands, except as otherwise stated

(iv) Civil Investigation – Urban Damages

On June 19, 2020, the Company took cognizance of the Civil Investigation launched by the Alagoas State Prosecution Office (MPE) to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

On July 13, 2020, the Company was requested to provide preliminary information on the planned use of the region. The object of this Investigation is similar to that of the Public-Interest Civil Action filed by the Federal Prosecution Office in Alagoas related to socio-environmental damages referred to in item (ii) above. In the Socio-environmental Reparation Agreement, executed on December 30, 2020 with the intervenience of the MPE, the extinction of the investigation was agreed. On January 21, 2021, the dismissal and the establishment of an administrative procedure was determined, with a view to monitoring and inspecting compliance with the Socio-environmental Reparations Agreement.

(v) Individual actions – Indemnifications related to the impacts of subsidence and relocation of areas affected

On June 30, 2021, Braskem was defendant in several actions, that, in aggregate, involve the amount of approximately R$610 million (R$573 million on December 31, 2020), filed by individuals in Brazil and abroad, seeking the payment of indemnifications related to the geological event in Maceió.

(vi) Indemnifying actions – Companhia Brasileira de Trens Urbanos ("CBTU")

On February 2, 2021, the Company was notified of the filing of an action by Companhia Brasileira de Trens Urbanos ("CBTU"), formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$221,600 and for pain and suffering in the amount of R$500, as well as the imposition of the obligations, including the construction of a new rail line to substitute the stretch that passed through the area. CBTU attributes to the claim the approximate amount of R$1.3 billion.

Based on the opinion of external legal counsel, the Management believes that the request has a possible risk of ruling for sufficiency of the claim. No judicial deposit or any other type of guarantee has been made.

All amounts in thousands, except as otherwise stated

25 Long-term incentive ("LTI") plan

In 2018, the Extraordinary Shareholders Meeting approved the Long-term Incentive Plan ("LTI Plan"), and the Board of Directors approved the "LTI Program 2018" (Note 27.1 to the 2020 financial statements). In April 2021, the LTI Program 2018 was fully settled with the delivery of shares in Braskem S.A., which had been held in treasury, with the write-off of net amount measured at the historical cost (R$11,507) and impact on the capital reserves due to the difference between grant amount and the historical amount (R$3,473).

In April 14, 2021, the Board of Directors approved a new program (ratified on May 5, 2021), the "LTI Program 2021", under the terms and conditions of the LTI Plan, including the list of eligible persons, the period for acquisition of own shares by the participants, and the number of restricted shares to be delivered to participants as consideration for each own share acquired. The maximum number of shares the Company expects to deliver to participants under the LTI Program 2021, after the vesting period and provided that all requirements are met, is approximately 847,000 shares. The grant date of the program was May 10, 2021. The shares to be delivered by the Company to the participants of the LTI Program 2021 are those held in treasury or to be acquired via a repurchase program. If said shares cannot be delivered, the Company may pay participants in cash the amount equivalent to the shares, considering the trading price on the stock exchange on the second business day immediately prior to the respective payment date.

26 Equity

The information related to the Company's shareholders' equity as disclosed in the 2020 annual financial statements, in Note 28.

(a) Capital

On June 30, 2021, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,218,554 shares with no par value, distributed as follows:

									Amount of shares
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Novonor		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			36,314,030	10.52			36,314,030	4.56
Other		12,907,077	2.86	152,889,239	44.31	500,230	100.00	166,296,546	20.86
Total		**451,668,652**	**100.00**	**344,147,506**	**99.74**	**500,230**	**100.00**	**796,316,388**	**99.89**
Treasury shares				902,166	0.26			902,166	0.11
Total		**451,668,652**	**100.00**	**345,049,672**	**100.00**	**500,230**	**100.00**	**797,218,554**	**100.00**
Authorised		**535,661,731**		**616,682,421**		**593,818**		**1,152,937,970**	

(i) American Depositary Receipts traded on the New York Stock Exchange (USA);

In the period, 322,712 shares held in treasury were delivered to participants of the LTI Program 2018, which was fully settled in April 2021 (Note 25).

All amounts in thousands, except as otherwise stated

(b) Other comprehensive income

Consolidated

	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2019	**123,614**	**19,545**	**(9,469)**	**(6,893,066)**	**(218,589)**	**(163,066)**	**2,383,492**	**(4,757,539)**	**(525,430)**	**(5,282,969)**
Additional indexation										
Realization by depreciation or write-off assets	(20,031)							(20,031)		(20,031)
Income tax and social contribution	6,811							6,811		6,811
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(576)							(576)		(576)
Income tax and social contribution	196							196		196
Fair value adjustments										
Accounts receivable		89						89		89
Foreign sales hedge										
Exchange rate				(10,043,449)				(10,043,449)	(565,619)	(10,609,068)
Transfer to result				1,139,479				1,139,479	53,592	1,193,071
Income tax and social contribution				2,965,907				2,965,907	153,608	3,119,515
Fair value of Cash flow hedge										
Change in fair value					(1,224,440)			(1,224,440)	7,612	(1,216,828)
Transfer to result					(139,457)			(139,457)	(46,487)	(185,944)
Income tax and social contribution					459,060			459,060	11,663	470,723
Fair value of cash flow hedge from jointly-controlled (RPR)					1,861			1,861		1,861
ILP PLan fair value										
Change in fair value		6,156						6,156	(432)	5,724
Income tax and social contribution		(2,220)						(2,220)		(2,220)
Foreign currency translation adjustment							4,693,522	4,693,522	(200,765)	4,492,757
Effect of CPC 42 / IAS 29 - hyperinflation							2,942	2,942		2,942
On June 30, 2020	**110,014**	**23,570**	**(9,469)**	**(12,831,129)**	**(1,121,565)**	**(163,066)**	**7,079,956**	**(6,911,689)**	**(1,112,258)**	**(8,023,947)**

All amounts in thousands, except as otherwise stated

Consolidated

	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2020	**96,571**	**31,287**	**(5,774)**	**(9,972,757)**	**(609,197)**	**(163,714)**	**5,445,695**	**(5,177,889)**	**(923,014)**	**(6,100,903)**
Additional indexation										
Realization by depreciation or write-off assets	(19,822)							(19,822)		(19,822)
Income tax and social contribution	6,740							6,740		6,740
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(545)							(545)		(545)
Income tax and social contribution	185							185		185
Fair value adjustments										
Accounts receivable		(98)						(98)		(98)
Foreign sales hedge										
Exchange rate				1,132,773				1,132,773	6,007	1,138,780
Transfer to result				1,334,629				1,334,629	60,950	1,395,579
Income tax and social contribution				(830,881)				(830,881)	(20,087)	(850,968)
Fair value of Cash flow hedge										
Change in fair value					424,794			424,794		424,794
Transfer to result					60,988			60,988	20,330	81,318
Income tax and social contribution					(162,726)			(162,726)	(6,099)	(168,825)
Fair value of cash flow hedge from jointly-controlled (RPR)					(2,405)			(2,405)		(2,405)
Actuarial loss with post-employment benefits, net of taxes						1,067		1,067		1,067
ILP PLan fair value										
Change in fair value		(5,377)						(5,377)	(132)	(5,509)
Income tax and social contribution		12,737						12,737		12,737
Foreign currency translation adjustment							(1,055,858)	(1,055,858)	52,270	(1,003,588)
Effect of CPC 42 / IAS 29 - hyperinflation							18,238	18,238		18,238
On June 30, 2021	**83,129**	**38,549**	**(5,774)**	**(8,336,236)**	**(288,546)**	**(162,647)**	**4,408,075**	**(4,263,450)**	**(809,775)**	**(5,073,225)**

(i) Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii) Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii) For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation. For the ILP Plan, Transfer to retained earnings according to the grace period of the plan.
(iv) Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v) Transfer to retained earnings when the extinction of the plan.
(vi) Transfer to the income statement when write-off of subsidiary abroad.

All amounts in thousands, except as otherwise stated

27 Earnings per share

The table below show the reconciliation of profit or loss for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

		Basic and diluted
	Jun/2021	Jun/2020
Profit (loss) for the period attributed to Company's shareholders	9,917,793	(6,124,978)
Distribution of priority dividends attributable to:		
Preferred shares class "A"	208,564	
Preferred shares class "B"	303	
	208,867	
Distribution of 6% of unit price of common shares	273,726	
Distribution of excess profits, by class:		
Common shares	5,356,246	
Preferred shares class "A"	4,078,954	
	9,435,200	
Reconciliation of income available for distribution, by class (numerator):		
Common shares	5,629,972	(3,475,488)
Preferred shares class "A"	4,287,518	(2,645,641)
Preferred shares class "B"	303	(3,849)
	9,917,793	(6,124,978)
Weighted average number of shares, by class (denominator):		
Common shares	451,668,652	451,668,652
Preferred shares class "A"	343,960,297	343,823,073
Preferred shares class "B"	500,230	500,230
	796,129,179	795,991,955
Profit (loss) per share (in R$)		
Common shares	12.4648	(7.6948)
Preferred shares class "A"	12.4652	(7.6948)
Preferred shares class "B"	0.6057	(7.6948)

Weighting of shares

		Jun/2021
		Preferred shares Class "A"
	Outstanding shares	Weighted average
Amount at beginning of the period	343,824,794	343,824,794
Incentive long term plan payments with treasury shares	322,712	135,503
Amount at the end of the period	344,147,506	343,960,297

All amounts in thousands, except as otherwise stated

28 Net revenues

	Consolidated		Parent company	
	Jun/2021	Jun/2020	Jun/2021	Jun/2020
Sales revenue				
Domestic market				
Revenue	34,130,448	16,820,294	34,059,739	16,737,778
Rebates	(46,963)	(61,928)	(46,963)	(61,928)
	34,083,485	16,758,366	34,012,776	16,675,850
Foreign market				
Revenue	23,049,644	11,538,828	5,027,652	3,927,818
Rebates	(22,992)	(14,819)	(240)	(2,480)
	23,026,652	11,524,009	5,027,412	3,925,338
	57,110,137	28,282,375	39,040,188	20,601,188
Sales and services deductions				
Taxes				
Domestic market	(7,816,085)	(4,310,116)	(7,804,526)	(4,303,599)
Foreign market	(24,697)	(18,269)		
Sales returns				
Domestic market	(66,950)	(73,156)	(66,950)	(73,156)
Foreign market	(88,772)	(67,821)	(19,147)	(38,035)
	(7,996,504)	(4,469,362)	(7,890,623)	(4,414,790)
Net sales and services revenue	**49,113,633**	**23,813,013**	**31,149,565**	**16,186,398**

29 Other income (expenses), net

		Consolidated	
	Note	Jun/2021	Jun/2020
Other income			
PIS and COFINS credits - exclusion of ICMS from the calculation basis	8	1,031,099	9,732
Reversal for damages - Alagoas	24	211,625	
Tax Credits recovery		67,587	54,007
Fixed assets disposal results		39,675	4,786
Fine on supply contract of raw material, net		21,930	161,443
Insurance premium refund		551	31,050
Other		62,068	70,801
		1,434,535	**331,819**
Other expenses			
Shutdowns and other plants expenses		(280,372)	(47,172)
Allowance for judicial claims, net of reversals		(46,932)	(50,648)
Fine on purchase and sale contracts		(46,146)	
Provision for environmental liabilities and other damages		(26,617)	(47,792)
Provision for damages - Alagoas			(1,581,168)
Other		(125,693)	(11,215)
		(525,760)	**(1,737,995)**

All amounts in thousands, except as otherwise stated

30 Financial results

	Note	Consolidated Jun/2021	Consolidated Jun/2020	Parent company Jun/2021	Parent company Jun/2020
Financial income					
Interest income		172,565	202,248	143,739	123,232
Update of tax credits	8(a)	995,107	63,109	995,078	63,106
Other		239,658	70,767	35,563	19,835
		1,407,330	**336,124**	**1,174,380**	**206,173**
Financial expenses					
Interest expenses		(1,390,723)	(1,499,479)	(1,590,895)	(1,561,503)
Monetary variations on fiscal debts		(47,407)	(55,490)	(43,074)	(55,490)
Discounts granted		(47,862)	(37,981)	(45,363)	(37,610)
Loans transaction costs - amortization		(426,859)	(79,872)	(4,745)	(3,148)
Adjustment to present value - appropriation		(86,025)	(108,888)	(90,633)	(99,110)
Interest expense on leases		(77,761)	(78,185)	(45,931)	(53,118)
Losses on derivatives		(786,485)	(457,092)	(341,660)	(421,011)
Other		(194,437)	(181,968)	(92,753)	(111,898)
		(3,057,559)	**(2,498,955)**	**(2,255,054)**	**(2,342,888)**
Exchange rate variations, net					
On financial assets		(218,969)	308,125	(35,614)	430,802
On financial liabilities		(636,731)	(6,823,039)	(677,557)	(4,887,871)
		(855,700)	**(6,514,914)**	**(713,171)**	**(4,457,069)**
Total		**(2,505,929)**	**(8,677,745)**	**(1,793,845)**	**(6,593,784)**

All amounts in thousands, except as otherwise stated

31 Expenses by nature and function

	Consolidated		Parent company	
	Jun/2021	Jun/2020	Jun/2021	Jun/2020
Classification by nature:				
Raw materials other inputs	(27,624,397)	(16,662,748)	(19,137,899)	(12,345,150)
Personnel expenses	(1,601,679)	(1,472,953)	(1,030,074)	(986,957)
Outsourced services	(1,307,824)	(934,182)	(888,914)	(505,067)
Depreciation and amortization	(1,854,126)	(1,942,852)	(1,062,299)	(1,181,500)
Freights	(1,345,025)	(1,070,318)	(599,564)	(643,633)
Costs of idle industrial plants	(182,519)	(245,531)	(68,488)	(240,503)
Provision - geological event in Alagoas	211,625	(1,581,168)	211,625	(1,581,168)
PIS and COFINS credits - exclusion of ICMS from the calculation basis	1,031,099	9,732	1,031,099	9,732
Other general and administrative expenses	(640,806)	(509,474)	(322,122)	(411,056)
Total	(33,313,652)	(24,409,494)	(21,866,636)	(17,885,302)
Classification by function:				
Cost of products sold	(32,063,098)	(21,106,830)	(21,567,723)	(15,174,844)
Selling and distribution	(932,144)	(887,497)	(467,687)	(475,434)
(Loss) reversals for impairment of trade accounts receivable	5,187	(11,176)	1,157	(11,620)
General and administrative	(1,108,155)	(888,307)	(718,111)	(579,479)
Research and development	(124,217)	(109,508)	(67,474)	(61,085)
Other income	1,434,535	331,819	1,472,832	142,121
Other expenses	(525,760)	(1,737,995)	(519,630)	(1,724,961)
Total	(33,313,652)	(24,409,494)	(21,866,636)	(17,885,302)

32 Segment information

(a) Results by segment

The information by segment as disclosed in the 2020 annual financial statements, in Note 35.

					Operating expenses		Jun/2021
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	31,822,975	(20,454,873)	11,368,102	(690,786)		(121,313)	10,556,003
USA and Europe	15,554,138	(11,036,074)	4,518,064	(413,051)		(30,006)	4,075,007
Mexico	2,875,423	(1,429,494)	1,445,929	(228,357)		(5,274)	1,212,298
Total	50,252,536	(32,920,441)	17,332,095	(1,332,194)		(156,593)	15,843,308
Other segments	165,438	(104,043)	61,395	39,790	2,992	347	104,524
Corporate unit				(856,582)		1,075,522 (i)	218,940
Braskem consolidated before eliminations and reclassifications	50,417,974	(33,024,484)	17,393,490	(2,148,986)	2,992	919,276	16,166,772
Eliminations and reclassifications	(1,304,341)	961,386	(342,955)	(10,343)		(10,501)	(363,799)
Total	49,113,633	(32,063,098)	17,050,535	(2,159,329)	2,992	908,775	15,802,973

(i) Includes the amount of R$1,031,099 related to PIS and COFINS tax credits – exclusion of ICMS from the calculation base (Note 8(a)).

All amounts in thousands, except as otherwise stated

							Jun/2020
						Operating expenses	
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	16,476,165	(14,491,182)	1,984,983	(740,642)		(1,577,307)	(332,966)
USA and Europe	6,034,716	(5,355,413)	679,303	(322,152)		18,140	375,291
Mexico	1,784,477	(1,373,166)	411,311	(201,336)		154,802	364,777
Total	**24,295,358**	**(21,219,761)**	**3,075,597**	**(1,264,130)**		**(1,404,365)**	**407,102**
Other segments	143,468	(90,880)	52,588	(22,707)		5,918	35,799
Corporate unit				(682,053)	(22,207)	19,018	(685,242)
Braskem consolidated before eliminations and reclassifications	**24,438,826**	**(21,310,641)**	**3,128,185**	**(1,968,890)**	**(22,207)**	**(1,379,429)**	**(242,341)**
Eliminations and reclassifications	(625,813)	203,811	(422,002)	72,402		(26,747)	(376,347)
Total	**23,813,013**	**(21,106,830)**	**2,706,183**	**(1,896,488)**	**(22,207)**	**(1,406,176)**	**(618,688)**

33 Subsequent events

On July 27, the subsidiary Braskem Finance fully prepaid the bonds coming due in May 2020, in the amount of US$255.386. On the same date, the subsidiary Braskem Holanda prepaid a loan coming due in January 2025, in the total amount of US$100,000.